UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2023

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2023 to September 30, 2023)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	Service Top Co., Ltd.	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK m&service Co., Ltd.	Database and online information services
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company plans to maintain stable growth in the sales of its wireless business based on a solid increase in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and leveraging the stabilization of market competition.

The Company has been providing its customers with various subscription packages through “T Universe,” the Company’s subscription business, in partnership with domestic and international businesses. In addition, the Company is continually updating key functions and technologies of “A. (Adot),” the world’s first commercialized Korean language GPT-3-based service which the Company officially launched in September 2023. The Company has also been further strengthening the social and community functions of “ifland” with a goal to transform it into a globally leading metaverse service.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

(Unit: in 1,000 persons)

		As of September 30, 2023	As of December 31,
Classification			2022	2021
Number of subscribers	SK Telecom	31,168	30,452	29,696
	Others (KT, LG U+)	35,150	32,676	31,869
	MVNO	15,184	12,829	10,355
	Total	81,502	75,957	71,920

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2023.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

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In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

(Unit: in percentages)

Classification	As of September 30, 2023	As of December 31,
		2022	2021
Mobile communication services	47.0	48.2	48.2

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2023.

E.	Competitive Strengths

In 2021, the Company successfully completed the Spin-off of SK Square Co., Ltd. from SK Telecom (the “Spin-off”) in order to maximize shareholder value. In the same year, the Company also unveiled its “SKT 2.0” vision to pursue the maximization of its overall corporate value centered around five major business areas. In November 2022, the Company announced its differentiated “AI Company” vision to further organize and clarify the direction of SKT 2.0 and combine AI with connectivity technologies based on its main telecommunications business. In September 2023, as part of the Company’s effort to transform into a global AI company, the Company announced its new “AI Pyramid” strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects. The “AI Pyramid” strategy is in the form of a pyramid and integrates a “self-reinforcement model,” which seeks to strengthen the Company’s relationship with its customers through advances in the Company’s AI technology and the creation of AI services, with a “cooperation model,” which focuses on AI-related alliances. Through these initiatives, the Company is striving to transform into a global AI company.

For the nine months ended September 30, 2023, the Company recorded Won 4.40 trillion in operating revenue and Won 0.50 trillion in operating profit on a consolidated basis. The increased competitiveness of telecommunications services and the rapid progress in new growth businesses such as B2B have enabled the Company to continue to improve its operating results.

SK Telink Co., Ltd. (“SK Telink”), a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband Co., Ltd. (“SK Broadband”) including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.	Overview

For the nine months ended September 30, 2023, SK Broadband recorded Won 3.20 trillion in revenue on a consolidated basis, which represented a 3.1% increase from Won 3.10 trillion for the nine months ended September 30, 2022. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business resulting from, among other things, the operation of new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the nine months ended September 30, 2023, the media business segment recorded Won 1.43 trillion in revenue, which represented a 0.8% increase compared to the nine months ended September 30, 2022. For the nine months ended September 30, 2023, the fixed-line business segment recorded Won 1.77 trillion in revenue, which represented an 5.1% increase compared to the nine months ended September 30, 2022.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

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In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

In the paid broadcasting market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services powered by new technologies including AI and metaverse. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

(Unit: in persons)

Classification		As of September 30, 2023	As of December 31,
			2022	2021
Fixed-line Subscribers	High-speed Internet	23,977,654	23,537,333	22,944,268
	Fixed-line telephone	11,133,208	11,621,413	12,211,954
	IPTV	20,539,547	20,203,451	19,346,812
	Cable TV	12,737,798	12,824,704	12,986,039

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of September 30, 2023, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2022.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. Overall, the telecommunications services market is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunications services.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30, 2023	As of December 31,
		2022	2021
High-speed Internet (including resales)	28.7	28.5	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.9	17.8	17.5
IPTV	31.2	30.9	30.6
Cable TV	22.2	22.2	22.2

*	Source: MSIT website.
**	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
***	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
****

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of September 30, 2023 and market shares of IPTV and Cable TV represent the average market shares in the second half of 2022.

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SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio.

In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of September 30, 2023		As of December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,482,577	77%	27,078,021	79%	27,126,972	80%
Fixed-line	6,659,301	20%	6,588,076	19%	6,319,019	19%
Other	967,794	3%	762,028	2%	462,021	1%

Subtotal	33,109,673	100%	34,428,124	100%	33,908,011	100%
Consolidation Adjustment	(3,230,406)	—	(3,119,862)	—	(2,996,734)	—

Total	29,879,267	—	31,308,262	—	30,911,277	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	9,733,333	75%	12,942,316	75%	12,718,473	76%
Fixed-line	2,930,678	22%	3,812,989	22%	3,677,706	22%
Other	417,209	3%	549,668	3%	352,406	2%

Total	13,081,220	100%	17,304,973	100%	16,748,585	100%

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C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	1,216,576	84%	1,334,306	81%	1,123,147	78%
Fixed-line	257,570	18%	311,083	19%	294,070	21%
Other	(19,961)	(2)%	(2,102)	0%	14,550	1%

Subtotal	1,454,185	100%	1,643,287	100%	1,431,767	100%
Consolidation Adjustment	1,964	—	(31,216)	—	(44,605)	—

Total	1,456,149	—	1,612,070	—	1,387,162	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the nine months ended September 30, 2023		For the year ended December 31,
						2022		2021
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	9,733,333	75%	12,942,316	75%	12,718,473	76%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,930,678	22%	3,812,989	22%	3,677,706	22%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	417,209	3%	549,668	3%	352,406	2%

Total				13,081,220	100%	17,304,973	100%	16,748,585	100%

4. Price Trends for Major Products

[Wireless Business]

As of September 30, 2023, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). On June 1, 2023, the Company newly launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

On May 15, 2023, SK Broadband newly launched the Internet Protocol Cable TV (“IP CATV”) product. Existing cable TV services were allowed to transmit broadcasting contents only through the radio frequency (“RF”) method. However, pursuant to recent amendments to the Broadcasting Act which recognize technology neutrality, cable TV services are now allowed to transmit broadcasting contents through non-RF methods, thereby allowing the Company to introduce the new IP CATV product.

Compared to the RF method, the Internet protocol method provides diverse and high-quality services on a more stable basis. The Company expects these factors will lead to greater customer satisfaction and competitiveness of its cable TV services products through improvement in broadcasting quality.

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In order to cater to the diverse needs of the customers, the IP CATV product is offered through three plans. The “B tv pop 100” plan offers basic channels (109 channels), the “B tv pop 180” plan offers channels with high viewer ratings (184 channels) and the “B tv pop 230” plan offers all cable TV channels (231 channels). Based on a three-year contract, the plans cost Won 7,700, Won 11,000, and Won 13,200, respectively. As for the B tv pop 180 and B tv pop 230 plans, customers can receive an additional discount of Won 3,300 if they combine the plans with the broadband Internet service.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.skbroadband.com.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2023	Network, systems and others	Upgrades to the existing services and expanded provision of network services including 5G	To be determined	896	—
Total					To be determined	896	—

B.	Future Investment Plan

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2024	2025	2026
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)

Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Nine months ended September 30, 2023	590	To be determined	Securing subscriber network and equipment; quality and system improvement

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6. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Wireless	Services	Mobile communication, wireless data, information communication	Export	129,099	140,642	143,149
			Domestic	9,604,234	12,801,674	12,575,324
			Subtotal	9,733,333	12,942,316	12,718,473
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	134,942	183,812	139,846
			Domestic	2,795,736	3,629,177	3,537,860
			Subtotal	2,930,678	3,812,989	3,677,706
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	417,209	549,668	352,406
			Subtotal	417,209	549,668	352,406
Total			Export	264,041	324,454	251,502
			Domestic	12,817,179	16,980,519	16,497,083
			Total	13,081,220	17,304,973	16,748,585

(Unit: in millions of Won)

For the nine months ended September 30, 2023	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	10,855,374	3,813,463	451,014	15,119,851	(2,038,631)	13,081,220
Internal sales	1,122,041	882,785	33,805	2,038,631	(2,038,631)	—
External sales	9,733,333	2,930,678	417,209	13,081,220	—	13,081,220
Depreciation and amortization	2,056,161	727,715	18,286	2,802,162	(93,548)	2,708,614
Operating profit (loss)	1,216,576	257,570	(20,338)	1,453,808	2,341	1,456,149
Finance profit (loss)						(193,446)
Gain from investments in associates and joint ventures						6,437
Other non-operating profit (loss)						1,644
Profit before income tax						1,270,784

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2023 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

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[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	Remarks
	Raw material	18	23	48	—
	Labor	95,400	113,297	122,445	—
	Depreciation	103,163	135,604	147,249	—
	Commissioned service	31,551	46,447	55,917	—
	Others	37,527	78,989	48,048	—
	Total R&D costs	267,659	374,360	373,707	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	251,970	340,864	347,711	—
	Development expenses (intangible assets)	15,689	33,495	25,996	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.05%	2.16%	2.23%	—

10. Market Conditions and Business Overview of New Business Sectors

[Data production, transaction and utilization businesses, such as the MyData business]

1) Business Area and Purpose of Entry

In July 2022, the Company became the first telecommunications service provider in Korea to acquire a “MyData” financial business license. The Company initiated its MyData service in September 2022 by launching it as an open beta service on its personal authentication service (“PASS”) application. Currently, the Company’s MyData service provides financial health diagnosis and coaching services in addition to providing an aggregated review of a customer’s assets.

Through its MyData business, the Company plans to provide differentiated value to its customers by collecting and analyzing vast amounts of personal credit information dispersed in banks, securities, card and insurance companies.

2) Industry Characteristics

The MyData industry first started in the financial sector in 2022. Following the introduction of the right to data portability, approximately 100 companies in the finance, big tech, fintech, distribution and communication sectors have been participating or are planning to participate in the MyData businesses, each pursuing different strategies based on its business purposes. Currently, competition in the MyData industry is accelerating as participants attempt to pre-emptively occupy digital platforms. The key value of the MyData business is its ability to integrate financial information scattered across various corporate services into a single platform. Companies can leverage this ability to provide customized services, ultimately resulting in increased customer loyalty and userbase.

11

3) Industry Size and Growth Potential

The MyData industry has seen rapid growth in Korea. Since the introduction of MyData financial service under the government’s initiative in January 2022, 66.5 million users (as of December 2022 and including overlapping users) had subscribed to MyData services within 11 months. Approximately 400 million information transmissions occur on a daily basis and this number is expected to continue to increase. As of October 31, 2023, there were 68 companies participating in the MyData industry, which had more than doubled compared to the beginning of 2022. The MyData industry is expected to expand beyond the financial sector and reach broader sectors of the society including, among others, public welfare, medical and distribution sectors.

4) Investment Status

Subject of Investment	Investment Period	Expected investment amount	Amount already invested	Source of Investment	Expected investment return period	Expected Investment Effect
System establishment	Year ended December 31, 2021	Won 1.55 billion	Won 1.55 billion	Internal	To be determined	Establish collection system and service system
System establishment	Year ended December 31, 2022	Won 1.02 billion	Won 1.02 billion	Internal	To be determined	Establish analysis system and service system
Software improvement	Year ended December 31, 2023	To be determined	Won 1.14 billion	Internal	To be determined	Develop API 2.0
Software improvement	Year ended December 31, 2024	To be determined	—	Internal	To be determined	Expand into private welfare and medical MyData sectors
Software improvement	Year ended December 31, 2025	To be determined	—	Internal	To be determined	Expand into distribution MyData sector

*	Amount already invested has been calculated based on capital expenditures.

[Medical Device and Veterinary Medical Device Business]

1) Business Area and Purpose of Entry

In September 2022, the Company launched “X Caliber,” an AI-based veterinary image diagnosis assistance service which assists the diagnosis of veterinarians by using AI to analyze X-ray images of pets.

X Caliber is one of many services in which the Company has applied its AI and data technology capabilities. Through X Caliber, the Company expects to improve the X-ray imaging environment of veterinary hospitals and the accuracy of image diagnosis, thereby increasing environmental, social and governance (“ESG”) value in terms of animal welfare.

2) Industry Characteristics

Unlike general industrial products, the medical device industry is a multi-product, small-scale production industry. It is also a regulated industry, closely related to the government’s medical policies and oversight. As technology advances, medical devices are becoming increasingly complex and diversified. The market for high value-added products with advanced technology is led by a small number of large companies, while the market for low-priced products and certain other markets are led by specialized small- and medium-sized companies.

3) Industry Size and Growth Potential

In 2022, the size of the medical device market in Korea amounted to Won 11.878 trillion*, showing an annual growth rate of 13.9%. The medical device market is a promising industry of high added value, and continued growth is expected as product development applying new technologies such as ICT and AI continues to increase.

*	Source: Ministry of Food and Drug Safety, Medical Device Production, Export and Import Performance Report, by year

12

4) Investment Status

Subject of Investment	Investment Period	Expected investment amount	Amount already invested	Source of Investment	Expected investment return period	Expected Investment Effect
Data acquisition and software improvement	Year ended December 31, 2023	To be determined	Won 912 million	Internal	To be determined	Enhance current services and expand diagnosis & automated measurement functions
Software improvement	Year ended December 31, 2024	To be determined	—	Internal	To be determined	Enhance current services and expand areas of diagnosis
Software improvement	Year ended December 31, 2025	To be determined	—	Internal	To be determined	Enhance current services and expand areas of diagnosis

11. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2023, the Company held 3,271 Korean-registered patents and 1,681 foreign-registered patents. The Company holds 724 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2023, SK Broadband held 281 Korean-registered patents and 69 foreign-registered patents (including those held jointly with other companies). It also holds 313 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

13

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to implement RE100 and is considering the installation of additional solar power generation facilities to self-produce and use renewable energy.

14

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2023, December 31, 2022 and December 31, 2021, and for the nine months ended September 30, 2023 and for the years ended December 31, 2022 and 2021. The Company’s consolidated financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	6,614,589	7,219,196	6,352,665
• Cash and Cash Equivalents	1,164,272	1,882,291	872,731
• Accounts Receivable – Trade, net	2,129,085	1,970,611	1,913,511
• Accounts Receivable – Other, net	399,529	479,781	548,362
• Others	2,921,703	2,886,513	3,018,061
Non-Current Assets	23,264,678	24,089,066	24,558,612
• Long-Term Investment Securities	1,630,093	1,410,736	1,715,078
• Investments in Associates and Joint Ventures	1,975,227	1,889,289	2,197,351
• Property and Equipment, net	12,655,691	13,322,492	12,871,259
• Goodwill	2,075,009	2,075,009	2,072,493
• Intangible Assets, net	2,859,709	3,324,910	3,869,769
• Others	2,068,949	2,066,630	1,832,662

Total Assets	29,879,267	31,308,262	30,911,277

Liabilities
Current Liabilities	6,526,181	8,046,541	6,960,435
Non-Current Liabilities	10,981,536	11,106,525	11,615,704

Total Liabilities	17,507,717	19,153,066	18,576,139

Equity
Equity Attributable to Owners of the Parent Company	11,549,622	11,318,320	11,579,346
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,648,587)	(11,567,117)	(11,623,726)
Retained Earnings	22,828,633	22,463,711	22,437,341
Reserves	339,083	391,233	735,238
Non-controlling Interests	821,928	836,876	755,792

Total Equity	12,371,550	12,155,196	12,335,138

Total Liabilities and Equity	29,879,267	31,308,262	30,911,277

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	13,081,220	17,304,973	16,748,585
Operating Profit	1,456,149	1,612,070	1,387,162
Profit Before Income Tax	1,270,784	1,236,152	1,718,191
Profit from Continued Operations	958,495	947,831	1,271,395
Profit from Discontinued Operations	—	—	1,147,594
Profit for the Period	958,495	947,831	2,418,989
Profit for the Period Attributable to Owners of the Parent Company	917,612	912,400	2,407,523
Profit for the Period Attributable to Non-controlling Interests	40,883	35,431	11,466
Basic Earnings Per Share (Won)	4,150	4,118	7,191
Diluted Earnings Per Share (Won)	4,149	4,116	7,187
Total Number of Consolidated Subsidiaries	27	25	23

15

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2023, December 31, 2022 and December 31, 2021, and for the nine months ended September 30, 2023 and for the years ended December 31, 2022 and 2021. The Company’s separate financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)

	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	4,737,648	5,498,460	4,681,493
• Cash and Cash Equivalents	350,106	1,217,504	158,823
• Accounts Receivable – Trade, net	1,592,050	1,425,695	1,514,260
• Accounts Receivable – Other, net	370,557	435,096	520,956
• Others	2,424,935	2,420,165	2,487,454
Non-Current Assets	20,121,846	20,933,661	21,707,572
• Long-Term Investment Securities	1,334,312	1,155,188	1,476,361
• Investments in Subsidiaries and Associates	4,700,949	4,621,807	4,841,139
• Property and Equipment, net	8,864,988	9,519,663	9,318,408
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,284,747	2,693,400	3,203,330
• Others	1,630,614	1,637,367	1,562,098

Total Assets	24,859,494	26,432,121	26,389,065

Liabilities
Current Liabilities	5,018,362	6,236,135	5,426,477
Non-Current Liabilities	9,268,663	9,812,604	10,099,732

Total Liabilities	14,287,025	16,048,739	15,526,209

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus and Other Capital Adjustments	(4,586,946)	(4,506,693)	(4,576,271)
Retained Earnings	15,092,059	14,691,461	14,770,618
Reserves	36,863	168,121	638,016

Total Equity	10,572,469	10,383,382	10,862,856

Total Liabilities and Equity	24,859,494	26,432,121	26,389,065

(Unit: in millions of Won)

	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	9,384,930	12,414,588	12,102,830
Operating Profit	1,201,882	1,321,131	1,114,323
Profit Before Income Tax	1,191,753	1,146,250	1,369,347
Profit for the Period	945,368	869,490	1,073,823
Basic Earnings Per Share (Won)	4,277	3,921	3,183
Diluted Earnings Per Share (Won)	4,276	3,919	3,181

16

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of September 30, 2023)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	83rd	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—
Corporate bond	84th	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	85th	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	86th	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	3rd	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—

[SK Broadband]

(As of September 30, 2023)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

17

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of the security, commerce and other businesses operated by its major subsidiaries, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK m&service Co., Ltd. (“SK M&Service”), were excluded from the scope of the Company’s consolidation. The Company classified and separately showed profit (loss) from such discontinued businesses in its consolidated statement of profit and loss for the year ended December 31, 2021 in the Company’s audit report and annual business report as of and for the year ended December 31, 2021 pursuant to the application of K-IFRS 1105. The consolidated statement of profit and loss for the year ended December 31, 2020 was restated accordingly for comparative purposes. Furthermore, the Spin-off caused a change in the Company’s business segments, which led to a restatement of prior years’ segment information, and the business of SK Stoa, which had previously been classified as part of the Company’s commerce segment, was reclassified as part of the Company’s other business segment.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the nine months ended September 30, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,390,947	248,667	10.4%
Loans	158,575	45,864	28.9%
Accounts receivable – other	781,196	41,432	5.3%
Accrued income	4,167	—	—
Guarantee deposits	289,566	300	0.1%

Total	3,624,451	336,263	9.3%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	—
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	—	—
Guarantee deposits	278,759	—	—

Total	3,448,425	330,891	9.6%

18

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	325,002	330,891	365,063
Effect of change in accounting policy	—	—	—
Increase of loss allowance	32,753	30,064	37,547
Reversal of loss allowance	—	—	—
Write-offs	(21,492)	(35,955)	(57,215)
Other	—	3	(14,504)
Ending balance	336,263	325,003	330,891

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of September 30, 2023
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,139,666	63,690	140,630	46,962	2,390,947
Percentage	89.5%	2.7%	5.9%	1.9%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Merchandise	159,035	151,303	201,126
Goods in transit	—	—	—
Other inventories	28,286	15,052	3,511

Total	187,321	166,355	204,637

Percentage of inventories to total assets [Inventories / Total assets]	0.62%	0.53%	0.66%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.74	6.84	6.20

19

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Notes 2 and 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	Apr. 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

20

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

22

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

23

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

24

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

25

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2023

26

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

27

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2023	Ernst & Young Han Young	—	—	—

Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	1,480	13,203
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

28

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2023	—	—	—	—

Year ended December 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period

February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 results of audit of financial statements; report on results of 2022 internal accounting management system audit

April 19, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 PCAOB audit; report on audit plans for 2023

29

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

30

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2023)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of affiliated Company	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	7,340	0.00	11,974	0.01
Yong-Hak Kim	Officer of the Company	Common share	1,711	0.00	3,358	0.00
Seok-Dong Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Youngmin Yoon	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Haeyun Oh	Officer of the Company	Common share	0	0.00	1,338	0.00
Junmo Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	3,484	0.00	5,758	0.00

Total		Common share	65,712,503	30.03	65,724,963	30.03

*	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Haeyun Oh, who was newly appointed in March 2023.
**	The number of shares owned and ownership ratio as of the beginning of the period account for the shares owned by Jung Ho Ahn, whose term expired in March 2023.

B.	Overview of the Largest Shareholder

As of September 30, 2023, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

31

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2023)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 4, 2021	21,628,971	26.79	Jung Ho Park, representative director of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, acquired 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each acquired 100 shares (total of 500 shares)
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, acquired 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, representative director of the Company, and Young Sang Ryu, inside director of the Company each acquired 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, acquired 2,733 shares.
	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, inside director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.
	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, inside director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 24, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

32

VIII.	EMPLOYEES AND DIRECTORS

1. Directors and Officers

A.	Registered Directors

(As of September 30, 2023)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director;	Former Head, SK Telecom MNO business	Longer than 5 years	Mar. 24, 2024

Jong Ryeol Kang	Male	Oct. 1964	Representative Director; Head of ICT Infrastructure Center (CSPO)	Former Head, Corporate Culture Division	1 year and 7 months	Mar. 24, 2025

Kyu-Nam Choi	Male	Apr. 1964	Non-executive Director	Head of Investment 1 Team; Head of Environment Task Force; Former Head of Future Business Team, SUPEX Council	2 years	Mar. 24, 2024

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	3 years and 7 months	Mar. 27, 2026

Seok-Dong Kim	Male	May 1953	Independent Director	Former Chairman, Financial Services Commission	4 years and 7 months	Mar. 24, 2025

Youngmin Yoon	Female	Dec. 1963	Independent Director	Professor, Department of Media and Communication at Korea University	Longer than 5 years	Mar. 24, 2024

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	3 years and 7 months	Mar. 27, 2026

Haeyun Oh	Female	Nov. 1974	Independent Director	President, KAIST AI Research Institute	7 months	March 27, 2026

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

33

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of September 30, 2023)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom Americas, Inc.	Subsidiary	Shares	31,203	39,066	—	70,269	New acquisition
Atlas Investment	Subsidiary	Shares	159,632	24,601	—	184,233	New acquisition

3. Transactions with the Largest Shareholder and Related Parties

(As of September 30, 2023)			(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2023 – September 30, 2023	Marketing fees, etc.	914,395

4. Related Party Transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2023)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	70,946	99,913	96,161	74,698	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 32 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions.

34

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2023, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of September 30, 2023, there were 21 pending lawsuits against SK Broadband (aggregate amount of claims of Won 10,251 million), and provisions in the amount of Won 218 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of September 30, 2023, SK Broadband has entered into revolving credit facilities with a limit of Won 139 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,228 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of September 30, 2023, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	34,573
Korea Content Financial Cooperative	Contract performance guarantee	28,068

35

[SK Stoa]

As of September 30, 2023, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,540
Kookmin Bank	Revolving credit	18,000

[SK M&Service]

As of September 30, 2023, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of September 30, 2023, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 38 other companies	Transaction performance guarantee	2,262
SK Energy	Transaction performance guarantee	700

[SK Telink]

As of September 30, 2023, SK Telink provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard	1,670	Contract guarantee

As of September 30, 2023, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	759

[SK Communications]

As of September 30, 2023, SK Communications provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Communications	E-payment purchaser or right holder	300	Protect funds of users of electronic financial transactions

36

[PS&Marketing]

As of September 30, 2023, PS&Marketing has entered into the following agreements with financial institutions.

(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	5	Line of credit agreement
Shinhan Bank	5	Line of credit agreement

As of September 30, 2023, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,597

[Home&Service]

As of September 30, 2023, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	4,089

[Service Top]

As of September 30, 2023, Service Top has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	15

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2023.

4. Material Events Subsequent to the Reporting Period

(1) On October 25, 2023, the Board of Directors approved the quarterly dividend as follows:

Classification	Content
Dividend Amount	Cash dividend of Won 830 per share (Total: Won 179,623 million)
Dividend Return Rate (based on market price)	1.63%
Dividend Record Date	September 30, 2023
Dividend Payment Date	Scheduled to be paid by November 15, 2023, in accordance with Article 165-12(3) of the Financial Investments Services and Capital Markets Act

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: December 12, 2023

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the Nine-Month Periods ended September 30, 2023 and 2022

(With the Independent Auditor’s Review Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2023, and the related interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the nine-month periods then ended, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the consolidated statement of financial position as of December 31, 2022, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2022, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 10, 2023

This review report is effective as of November 10, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

“The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.”

Ryu, Young-Sang
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,164,272	1,882,291
Short-term financial instruments	29,30		430,919	237,230
Accounts receivable – trade, net	5,29,30,31		2,129,085	1,970,611
Short-term loans, net	5,29,30		82,689	78,590
Accounts receivable – other, net	5,29,30,31,32		399,529	479,781
Contract assets	7,30		89,979	83,058
Prepaid expenses	6		1,972,405	1,974,315
Prepaid income taxes	27		99	415
Derivative financial assets	29,30		14	168,527
Inventories, net	8		187,321	166,355
Non-current assets held for sale	35		5,447	6,377
Advanced payments and others	5,29,30,31		152,830	171,646

			6,614,589	7,219,196

Non-Current Assets:
Long-term financial instruments	29,30		375	375
Long-term investment securities	9,29,30,32		1,630,093	1,410,736
Investments in associates and joint ventures	11		1,975,227	1,889,289
Investment property, net	13		35,597	25,137
Property and equipment, net	12,14,31,32		12,655,691	13,322,492
Goodwill	10		2,075,009	2,075,009
Intangible assets, net	15		2,859,709	3,324,910
Long-term contract assets	7,30		42,289	49,163
Long-term loans, net	5,29,30,31		30,022	26,973
Long-term accounts receivable – other, net	5,29,30,31,32		340,235	373,951
Long-term prepaid expenses	6		1,091,463	1,073,422
Guarantee deposits, net	5,29,30,31		179,486	167,441
Long-term derivative financial assets	29,30		202,603	152,633
Deferred tax assets	27		4,721	6,860
Defined benefit assets	19		128,070	175,748
Other non-current assets	5,29,30		14,088	14,927

			23,264,678	24,089,066

Total Assets		~~W~~	29,879,267	31,308,262

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	127,581	89,255
Accounts payable – other	29,30,31		1,631,075	2,427,906
Withholdings	29,30,31		926,948	803,555
Contract liabilities	7		156,224	172,348
Accrued expenses	29,30		1,501,034	1,505,549
Income tax payable	27		120,357	112,358
Provisions	18,34		38,100	39,683
Short-term borrowings	16,29,30,32		12,998	142,998
Current portion of long-term debt, net	16,29,30		1,265,203	1,967,586
Current portion of long-term payables – other	17,29,30		366,193	398,874
Lease liabilities	29,30,31		380,468	386,429

			6,526,181	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	16,29,30		7,161,478	6,524,095
Long-term borrowings, excluding current portion, net	16,29,30		328,701	668,125
Long-term payables – other	17,29,30		888,129	1,239,467
Long-term lease liabilities	29,30,31		1,290,007	1,395,628
Long-term contract liabilities	7		63,416	61,574
Defined benefit liabilities	19		227	61
Long-term derivative financial liabilities	29,30		302,593	302,593
Long-term provisions	18		83,305	79,415
Deferred tax liabilities	27		794,772	763,766
Other non-current liabilities	29,30,31		68,908	71,801

			10,981,536	11,106,525

Total Liabilities			17,507,717	19,153,066

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,648,587)	(11,567,117)
Retained earnings	22		22,828,633	22,463,711
Reserves	23		339,083	391,233

Equity attributable to owners of the Parent Company			11,549,622	11,318,320
Non-controlling interests			821,928	836,876

Total Shareholders’ Equity			12,371,550	12,155,196

Total Liabilities and Shareholders’ Equity		~~W~~	29,879,267	31,308,262

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)			2022 (Unaudited)
		Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,31
Revenue		~~W~~	4,402,610	13,081,220	4,343,447	12,910,512

Operating expenses:	31
Labor			614,249	1,822,663	581,511	1,811,775
Commission	6		1,381,064	4,089,546	1,384,627	4,065,758
Depreciation and amortization	4		894,783	2,708,614	901,190	2,719,406
Network interconnection			160,924	500,631	180,007	554,652
Leased lines			67,358	206,287	68,943	197,651
Advertising			51,544	144,293	53,582	157,721
Rent			37,442	109,500	34,362	103,484
Cost of goods sold	8		302,507	893,964	304,699	880,015
Others	24		394,777	1,149,573	368,955	1,062,481

			3,904,648	11,625,071	3,877,876	11,552,943

Operating profit	4		497,962	1,456,149	465,571	1,357,569

Finance income	4,26		20,019	184,074	37,070	93,474
Finance costs	4,26		(115,920)	(377,520)	(90,063)	(284,488)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		(3,235)	6,437	(51,040)	(75,909)
Other non-operating income	4,25		8,593	28,922	9,147	33,760
Other non-operating expenses	4,25		(7,374)	(27,278)	(8,324)	(32,272)

Profit before income tax	4		400,045	1,270,784	362,361	1,092,134

Income tax expense	27		91,808	312,289	116,755	368,036

Profit for the period		~~W~~	308,237	958,495	245,606	724,098

Attributable to:
Owners of the Parent Company		~~W~~	297,923	917,612	234,628	699,743
Non-controlling interests			10,314	40,883	10,978	24,355

Earnings per share:	28
Basic earnings per share (in won)		~~W~~	1,346	4,150	1,059	3,159
Diluted earnings per share (in won)			1,345	4,149	1,059	3,157

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won)		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	308,237	958,495	245,606	724,098

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	19		4,940	4,077	36,129	59,624
Valuation loss on financial assets at fair value through other comprehensive income	23		(78,143)	(122,691)	(115,051)	(485,893)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		31,838	67,391	136,290	263,200
Net change in unrealized fair value of derivatives	23		(8,336)	(12,115)	(2,831)	(12,395)
Foreign currency translation differences for foreign operations	23		5,713	15,403	37,768	56,483

Other comprehensive income (loss) for the period, net of taxes			(43,988)	(47,935)	92,305	(118,981)

Total comprehensive income		~~W~~	264,249	910,560	337,911	605,117

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	253,670	868,732	320,392	574,586
Non-controlling interests			10,579	41,828	17,519	30,531

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)		Attributable to owners of the Parent Company						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	699,743	—	699,743	24,355	724,098
Other comprehensive income (loss)	11,19,23		—	—	54,079	(179,236)	(125,157)	6,176	(118,981)

			—	—	753,822	(179,236)	574,586	30,531	605,117

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends			—	—	(361,909)	—	(361,909)	—	(361,909)
Share option	21		—	76,876	—	—	76,876	—	76,876
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Transactions of treasury shares	20,21		—	(4,099)	—	—	(4,099)	—	(4,099)
Changes in ownership in subsidiaries, etc.			—	12,789	—	—	12,789	5,455	18,244

			—	85,566	(734,170)	—	(648,604)	5,455	(643,149)

Balance as of September 30, 2022 (Unaudited)		~~W~~	30,493	(11,538,160)	22,456,993	556,002	11,505,328	791,778	12,297,106

Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	917,612	—	917,612	40,883	958,495
Other comprehensive income (loss)	11,19,23		—	—	3,270	(52,150)	(48,880)	945	(47,935)

			—	—	920,882	(52,150)	868,732	41,828	910,560

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends			—	—	(362,660)	—	(362,660)	—	(362,660)
Share option	21		—	(274)	—	—	(274)	—	(274)
Interest on hybrid bonds			—	—	(12,333)	—	(12,333)	—	(12,333)
Repayments of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds			—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	20,21		—	(78,488)	—	—	(78,488)	—	(78,488)
Changes in ownership in subsidiaries, etc.			—	(1,217)	—	—	(1,217)	(6,219)	(7,436)

			—	(81,470)	(555,960)	—	(637,430)	(56,776)	(694,206)

Balance as of September 30, 2023 (Unaudited)		~~W~~	30,493	(11,648,587)	22,828,633	339,083	11,549,622	821,928	12,371,550

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	958,495	724,098
Adjustments for income and expenses	33		3,441,826	3,694,741
Changes in assets and liabilities related to operating activities	33		(238,918)	(37,309)

			4,161,403	4,381,530
Interest received			40,594	30,502
Dividends received			41,150	15,098
Interest paid			(266,074)	(192,852)
Income tax paid			(243,753)	(444,769)

Net cash provided by operating activities			3,733,320	3,789,509

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	69,909
Collection of short-term loans			103,455	94,855
Decrease in long-term financial instruments			—	222,432
Proceeds from disposals of long-term investment securities			20,335	100,135
Proceeds from disposals of investments in associates and joint ventures			—	342,645
Proceeds from disposals of property and equipment			9,800	4,526
Proceeds from disposals of intangible assets			688	10,685
Proceeds from disposals of non-current assets held for sale			930	—
Collection of long-term loans			1,175	995
Decrease in deposits			4,609	8,948
Proceeds from settlement of derivatives			1,240	1,277

			142,232	856,407
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(188,001)	(203,223)
Increase in short-term loans			(103,809)	(96,806)
Increase in long-term loans			(8,936)	(9,652)
Increase in long-term financial instruments			—	(330,032)
Acquisitions of long-term investment securities			(315,153)	(320,637)
Acquisitions of investments in associates and joint ventures			(15,590)	(9,056)
Acquisitions of property and equipment			(2,056,005)	(2,125,690)
Acquisitions of intangible assets			(38,741)	(48,212)
Increase in deposits			(5,519)	(10,936)
Cash outflow for business combinations, net			—	(62,312)

			(2,731,754)	(3,216,556)

Net cash used in investing activities		~~W~~	(2,589,522)	(2,360,149)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,334,147	891,272
Proceeds from long-term borrowings			49,950	350,000
Cash inflows from settlement of derivatives			183,090	768
Proceeds from issuance of hybrid bonds			398,509	—
Transactions with non-controlling shareholders			256	31,151

			1,965,952	1,273,191
Cash outflows for financing activities:
Repayments of short-term borrowings			(130,000)	—
Repayments of long-term borrowings			(18,750)	(32,096)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,884,190)	(940,000)
Payments of dividends			(594,158)	(723,062)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(12,333)	(11,075)
Repayments of lease liabilities			(294,436)	(296,622)
Acquisitions of treasury shares			(98,855)	—
Transactions with non-controlling shareholders			—	(367)

			(3,832,967)	(2,403,467)

Net cash used in financing activities			(1,867,015)	(1,130,276)

Net increase (decrease) in cash and cash equivalents			(723,217)	299,084
Cash and cash equivalents at beginning of the period			1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			5,198	19,637

Cash and cash equivalents at end of the period		~~W~~	1,164,272	1,191,452

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Parent Company resolved to cancel the listing of the Parent Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of September 30, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,141,446	7.38
Institutional investors and other shareholders	130,756,568	59.74
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	2,420,246	1.11

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of September 30, 2023 and December 31, 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.00	100.00
	SK Communications Co., Ltd.	Korea	Internet website services	100.00	100.00
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.40	74.40
	PS&Marketing Corporation	Korea	Communications device retail business	100.00	100.00
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.00	100.00
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.00	100.00
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.00	100.00
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.00	100.00
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.00	100.00
	YTK Investment Ltd.	Cayman Islands	Investment	100.00	100.00
	Atlas Investment	Cayman Islands	Investment	100.00	100.00
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.00	100.00
	Quantum Innovation Fund I	Korea	Investment	59.90	59.90
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.00	100.00
	Happy Hanool Co., Ltd.	Korea	Service	100.00	100.00
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.00	100.00
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.50	62.50
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.00	100.00
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.00	100.00
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.00	100.00
Subsidiaries owned by SK Telecom Americas, Inc.	Global AI Platform Corporation Korea Co., Ltd.(*2)	Korea	Software development and supply services	100.00	—
	Global AI Platform Corporation (*2)	USA	Software development and supply services	100.00	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.40	66.40
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.80	79.80
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.00	100.00
Others(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.00	100.00
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.00	100.00

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2023 are presented in Note 1-(4).
(*3)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the nine-month period ended September 30, 2023 is as follows:

(In millions of won)
	As of September 30, 2023				For the nine-month period ended September 30, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	214,357	66,933	147,424	237,065	15,325
SK Broadband Co., Ltd.		6,274,959	3,197,701	3,077,258	3,201,611	172,773
PS&Marketing Corporation		431,966	206,323	225,643	963,953	374
SERVICE ACE Co., Ltd.		86,246	52,775	33,471	149,325	4,147
SERVICE TOP Co., Ltd.		74,219	45,751	28,468	136,460	4,236
SK O&S Co., Ltd.		120,894	65,933	54,961	220,707	4,710
Home & Service Co., Ltd.		168,280	108,776	59,504	364,042	1,253
SK stoa Co., Ltd.		88,474	28,031	60,443	221,287	1,252
SK m&service Co., Ltd.		159,987	92,003	67,984	190,157	2,987

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation scope for the nine-month period ended September 30, 2023 is as follows:

Subsidiary	Reason
Global AI Platform Corporation Korea Co., Ltd.	Established by SK Telecom Americas, Inc.
Global AI Platform Corporation	Established by SK Telecom Americas, Inc.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of September 30, 2023
Current assets	~~W~~	1,385,435
Non-current assets		5,062,023
Current liabilities		(1,418,975)
Non-current liabilities		(1,847,536)
Net assets		3,180,947
Carrying amount of non-controlling interests		805,396

	For the nine-month period ended September 30, 2023
Revenue	~~W~~	3,199,000
Profit for the period		166,519
Total comprehensive income		161,383
Profit attributable to non-controlling interests		41,922

Net cash provided by operating activities	~~W~~	855,107
Net cash used in investing activities		(663,455)
Net cash provided by financing activities		(179,286)
Effects of exchange rate changes on cash and cash equivalents		452
Net increase in cash and cash equivalents		12,818
Dividends paid to non-controlling interests for the nine-month period ended September 30, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2023 and as of and for the year ended December 31, 2022 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528

Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2022. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a material impact on the Group’s interim consolidated financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)
•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)
•	Definition of Accounting Estimates (Amendments to KIFRS 1008)
•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)
•	KIFRS 1117 Insurance Contracts and its amendments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and is presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,855,374	3,813,463	451,014	15,119,851	(2,038,631)	13,081,220
Inter-segment revenue		1,122,041	882,785	33,805	2,038,631	(2,038,631)	—
External revenue		9,733,333	2,930,678	417,209	13,081,220	—	13,081,220
Depreciation and amortization		2,056,161	727,715	18,286	2,802,162	(93,548)	2,708,614
Operating profit (loss)		1,216,576	257,570	(20,338)	1,453,808	2,341	1,456,149
Finance income and costs, net							(193,446)
Gain relating to investments in associates and joint ventures, net							6,437
Other non-operating income and expense, net							1,644
Profit before income tax							1,270,784

(In millions of won)
	For the nine-month period ended September 30, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,775,291	3,659,772	419,523	14,854,586	(1,944,074)	12,910,512
Inter-segment revenue		1,117,580	802,308	24,186	1,944,074	(1,944,074)	—
External revenue		9,657,711	2,857,464	395,337	12,910,512	—	12,910,512
Depreciation and amortization		2,055,412	736,489	16,090	2,807,991	(88,585)	2,719,406
Operating profit (loss)		1,138,569	245,281	1,347	1,385,197	(27,628)	1,357,569
Finance income and costs, net							(191,014)
Loss relating to investments in associates and joint ventures, net							(75,909)
Other non-operating income and expense, net							1,488
Profit before income tax							1,092,134

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue as of September 30, 2023 and December 31, 2022.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2023		September 30, 2022
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	681,626	671,267
Fixed-line telecommunication revenue	Goods and others		73,939	49,770
Other revenue	Others(*2)		342,010	332,831

			1,097,575	1,053,868

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,733,970	7,673,655
	Cellular interconnection		324,447	375,928
	Other(*4)		993,290	936,861
Fixed-line telecommunication revenue	Fixed-line service		100,963	123,627
	Cellular interconnection		12,099	16,994
	Internet Protocol Television(*5)		1,376,059	1,363,843
	International calls		142,174	136,990
	Internet service and miscellaneous(*6)		1,225,444	1,166,240
Other revenue	Miscellaneous(*2)		75,199	62,506

			11,983,645	11,856,644

		~~W~~	13,081,220	12,910,512

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,377,749	(248,664)	2,129,085
Short-term loans		83,435	(746)	82,689
Accounts receivable – other(*)		439,083	(39,554)	399,529
Accrued income		4,167	—	4,167
Guarantee deposits (Other current assets)		109,780	—	109,780

		3,014,214	(288,964)	2,725,250
Non-current assets:
Long-term loans		75,140	(45,118)	30,022
Long-term accounts receivable – other(*)		342,113	(1,878)	340,235
Guarantee deposits		179,786	(300)	179,486
Long-term accounts receivable – trade (Other non-current assets)		13,198	(3)	13,195

		610,237	(47,299)	562,938

	~~W~~	3,624,451	(336,263)	3,288,188

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2023 include ~~W~~264,662 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
			January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2023
Accounts receivable – trade			~~W~~	234,923	27,965	(22,257)	8,036	248,667
Accounts receivable – other, etc.				90,079	4,788	(13,277)	6,006	87,596

			~~W~~	325,002	32,753	(35,534)	14,042	336,263

(In millions of won)
	January 1, 2022		Impairment		Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2022
Accounts receivable – trade	~~W~~	238,881		23,062	(22,957)	8,748	3	247,737
Accounts receivable – other, etc.		92,010		2,267	(3,687)	1,225	392	92,207

	~~W~~	330,891		25,329	(26,644)	9,973	395	339,944

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to have low credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,889,538	1,888,182
Others		82,867	86,133

	~~W~~	1,972,405	1,974,315

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,027,495	996,180
Others		63,968	77,242

	~~W~~	1,091,463	1,073,422

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization and impairment losses recognized	~~W~~	620,492	1,868,048	674,485	1,920,211

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	132,268	132,221
Contract liabilities:
Wireless service contracts		19,127	18,544
Customer loyalty programs		6,440	7,706
Fixed-line service contracts		146,485	136,880
Others		47,588	70,792

	~~W~~	219,640	233,922

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~115,026 million and ~~W~~119,051 million, respectively.

8.	Inventories

(1)	Details of inventories as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	166,441	(7,406)	159,035	156,919	(5,616)	151,303
Supplies		27,978	—	27,978	15,052	—	15,052
Raw Materials		308	—	308	—	—	—

	~~W~~	194,727	(7,406)	187,321	171,971	(5,616)	166,355

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2023 and 2022 are ~~W~~893,964 million and ~~W~~880,015 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories and reversal of valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~1,790 million and ~~W~~717 million for the nine-month periods ended September 30, 2023 and 2022, respectively. Write-down included in other operating expenses for the nine-month period ended September 30, 2023 is ~~W~~19 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

9.	Long-term Investment Securities

Details of long-term investment securities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category	September 30, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,267,011	1,189,597
	FVTPL		46,746	44,440

			1,313,757	1,234,037
Debt instruments	FVTPL		316,336	176,699

			316,336	176,699

		~~W~~	1,630,093	1,410,736

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2023 and December 31, 2022 are ~~W~~1,267,011 million and ~~W~~1,189,597 million, respectively.

10.	Business Combinations

(1)	2023

There were no changes in the Group due to the business combinations for the nine-month period ended September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

10.	Business Combinations, Continued

(2)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,515
Other assets		10,395
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		September 30, 2023			December 31, 2022
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	922,467	27.3	~~W~~	879,527
Korea IT Fund(*1)	Korea	63.3		327,661	63.3		324,860
UniSK	China	49.0		21,758	49.0		20,839
SK Technology Innovation Company	Cayman Islands	49.0		74,966	49.0		69,375
SK MENA Investment B.V.	Netherlands	32.1		15,838	32.1		14,296
SK Latin America Investment S.A.	Spain	32.1		13,938	32.1		11,961
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		374,073	20.0		357,537
CITADEL PACIFIC TELECOM HOLDINGS, LLC(*2)	USA	15.0		48,561	15.0		48,542
SM Culture & Contents Co., Ltd.	Korea	23.0		59,979	23.1		59,611
Invites Healthcare Co., Ltd.(*3)	Korea	31.1		—	31.1		—
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		14,143	27.3		13,575
Home Choice Corp.(*2)	Korea	17.8		3,121	17.8		4,456
Konan Technology Inc.	Korea	20.8		5,978	20.8		8,366
CMES Inc.(*2)	Korea	7.7		900	7.7		900
12CM JAPAN and others(*2,6)	—	—		84,295	—		69,734

				1,967,678			1,883,579

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*4,5)	Korea	48.2		7,549	48.2		5,710

				7,549			5,710

			~~W~~	1,975,227		~~W~~	1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2023 and December 31, 2022 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)	The Group additionally contributed ~~W~~2,000 million in cash for the nine-month period ended September 30, 2023, but there is no change in the ownership interest.
(*5)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*6)

The Group contributed ~~W~~6,500 million to Telecom Daean Evaluation Co., Ltd. (tentative) and ~~W~~520 million to Covet Co., Ltd., and obtained significant influence over the investee and the Group additionally contributed ~~W~~6,000 million in cash investment in KB ESG Fund of three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~95 million of investment in SK VENTURE CAPITAL, LLC, and ~~W~~260 million of investment in WALDEN SKT VENTURE FUND for the nine-month period ended September 30, 2023.

(2)	The market value of investments in listed associates as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,904	22,033,898	41,953	2,960	22,033,898	65,220
Konan Technology Inc.		78,000	1,179,580	92,007	28,250	1,179,580	33,323

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued, Continued

(3)	The condensed financial information of material associates as of and for the nine-month period ended September 30, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	114,932	1,379,969	248,859
Non-current assets		402,439	2,105,819	3,131,584
Current liabilities		—	125,240	541,439
Non-current liabilities		—	281,051	14,886

Revenue	~~W~~	14,122	53,739	55,767
Profit (loss) for the period		3,523	26,038	(32,477)
Other comprehensive income		4,318	37,552	715
Total comprehensive income (loss)		7,841	63,590	(31,762)

(In millions of won)
	December 31, 2022
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the period		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	517,371	63.3	327,661	—	327,661
SK China Company Ltd.(*)		3,079,497	27.3	839,816	82,651	922,467
SK South East Asia Investment Pte. Ltd.(*)		1,870,365	20.0	374,073	—	374,073

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.(*)		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	3,275	39,665	—	922,467
Korea IT Fund(*1)		324,860	—	2,231	2,735	(2,165)	327,661
UniSK(*1)		20,839	—	1,131	523	(735)	21,758
SK Technology Innovation Company		69,375	—	1,304	4,287	—	74,966
SK MENA Investment B.V.		14,296	—	661	881	—	15,838
SK Latin America Investment S.A.		11,961	—	1,355	622	—	13,938
SK South East Asia Investment Pte. Ltd.		357,537	—	(5,094)	21,630	—	374,073
CITADEL PACIFIC TELECOM HOLDINGS, LLC(*1)		48,542	—	1,937	2,047	(3,965)	48,561
SM Culture & Contents Co., Ltd.		59,611	(653)	218	803	—	59,979
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	704	—	(136)	14,143
Home Choice Corp.		4,456	—	(1,335)	—	—	3,121
Konan Technology Inc.		8,366	—	(2,388)	—	—	5,978
CMES Inc.		900	—	—	—	—	900
12CM JAPAN and others(*1,2)		69,734	13,590	3,253	(2,171)	(111)	84,295

		1,883,579	12,937	7,252	71,022	(7,112)	1,967,678
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(161)	—	—	7,549

		5,710	2,000	(161)	—	—	7,549

	~~W~~	1,889,289	14,937	7,091	71,022	(7,112)	1,975,227

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2023.
(*2)

The acquisition for the nine-month period ended September 30, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Co., Ltd. (tentative), ~~W~~6,000 million of investment in KB ESG Fund of three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~95 million of investment in SK VENTURE CAPITAL, LLC, ~~W~~260 million of investment in WALDEN SKT VENTURE FUND and ~~W~~520 million of investment in Covet Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(16,847)	169,336	—	946,243
Korea IT Fund (*1)		339,976	—	5,028	(3,047)	(12,410)	329,547
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	1,804	1,643	—	22,603
SK Technology Innovation Company		86,301	—	(26,630)	14,509	—	74,180
SK MENA Investment B.V.		15,343	—	(33)	3,144	—	18,454
SK Latin America Investment S.A.		14,004	—	(2,802)	527	—	11,729
SK South East Asia Investment Pte. Ltd.		348,782	—	(185)	67,289	—	415,886
Pacific Telecom Inc.		43,789	—	2,183	6,468	—	52,440
SM Culture & Contents Co., Ltd.		60,261	46	(1,056)	—	—	59,251
Digital Games International Pte. Ltd.		2,208	(1,118)	(562)	111	—	639
Invites Healthcare Co., Ltd.		26,474	—	(11,759)	(74)	—	14,641
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	895	—	(136)	13,284
Home Choice Corp.		3,052	—	(388)	1	—	2,665
Konan Technology Inc.		3,639	3,738	(442)	1,636	—	8,571
CMES Inc.(*2)		—	—	—	—	900	900
12CM JAPAN and others(*3)		68,966	(137)	1,599	2,755	—	73,183

		2,188,096	(365,860)	(31,446)	265,072	(11,646)	2,044,216
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(236)	—	—	5,764

		9,255	160	(3,853)	202	—	5,764

	~~W~~	2,197,351	(365,700)	(35,299)	265,274	(11,646)	2,049,980

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2022.
(*2)

As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the nine-month period ended September 30, 2022.

(*3)

The acquisition for the nine-month period ended September 30, 2022 includes ~~W~~2,000 million of investment in Smart SKT Infinitum Game Fund, ~~W~~2,000 million of investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the nine-month period ended September 30, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2023 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2023		Cumulative loss	For the nine-month period ended September 30, 2023	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	103	8,799	—	—
Invites Healthcare Co., Ltd.		6,214	6,214	1,176	1,176
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	6,317	20,793	1,176	1,052

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(388)	234,790	—	1,240,262
Buildings		785,225	248	(140)	35,879	(40,480)	780,732
Structures		265,656	493	(189)	4,479	(28,974)	241,465
Machinery		7,912,900	283,344	(3,123)	1,224,722	(1,725,669)	7,692,174
Other		497,394	344,405	(502)	(346,203)	(67,654)	427,440
Right-of-use assets		1,786,129	267,181	(61,014)	(21,400)	(307,118)	1,663,778
Construction in progress		1,069,331	843,177	(27)	(1,302,641)	—	609,840

	~~W~~	13,322,492	1,738,851	(65,383)	(170,374)	(2,169,895)	12,655,691

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	79	(175)	32,443	—	2,789	1,007,936
Buildings		794,453	902	(554)	31,582	(41,012)	8,583	793,954
Structures		291,279	740	(20)	9,192	(28,679)	—	272,512
Machinery		7,997,927	281,718	(38,360)	1,183,005	(1,721,417)	—	7,702,873
Other		487,716	487,156	(661)	(484,892)	(77,839)	8,554	420,034
Right-of-use assets		1,559,333	374,677	(39,546)	(21,600)	(302,720)	6,331	1,576,475
Construction in progress		767,751	741,560	(1,709)	(836,623)	—	881	671,860

	~~W~~	12,871,259	1,886,832	(81,025)	(86,893)	(2,171,667)	27,138	12,445,644

(*)	Includes assets acquired from SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

13.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	8,128	—	14,243
Buildings		6,884	4,612	(1,188)	10,308
Right-of-use assets		12,138	473	(1,565)	11,046

	~~W~~	25,137	13,213	(2,753)	35,597

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	232	—	6,303
Buildings		7,353	346	(547)	7,152
Right-of-use assets		9,610	4,314	(1,257)	12,667

	~~W~~	23,034	4,892	(1,804)	26,122

(2)	The Group recognized lease income of ~~W~~4,727 million and ~~W~~3,815 million for the nine-month periods ended September 30, 2023 and 2022, respectively, from investment property.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

14.	Leases

(1)	Details of the right-of-use assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,435,124	1,546,918
Others		228,654	239,211

	~~W~~	1,663,778	1,786,129

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the nine-month periods ended September 30, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	259,949	262,063
Others(*)		47,169	40,657

		307,118	302,720

Interest expense on lease liabilities	~~W~~	34,925	20,867

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2023 and 2022 amounted to ~~W~~343,541 million and ~~W~~330,953 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(358,061)	—	1,724,371
Land usage rights		1,224	100	—	—	(678)	—	646
Industrial rights		51,792	4,397	—	—	(3,396)	—	52,793
Development costs		284	—	—	—	(222)	(1)	61
Facility usage rights		14,997	1,266	(11)	1,065	(2,710)	—	14,607
Customer relations		300,181	—	—	—	(20,273)	—	279,908
Club memberships(*1)		91,971	4,428	(663)	65	—	—	95,801
Other(*2)		782,029	28,830	(1,286)	134,853	(252,393)	(511)	691,522

	~~W~~	3,324,910	39,021	(1,960)	135,983	(637,733)	(512)	2,859,709

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Business combination(*3)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(357,585)	—	—	2,202,104
Land usage rights		2,732	—	—	—	(1,201)	—	—	1,531
Industrial rights		55,954	9,022	(683)	(103)	(3,257)	—	3	60,936
Development costs		200	—	—	—	(426)	—	657	431
Facility usage rights		17,874	907	(1)	126	(3,502)	—	—	15,404
Customer relations		327,257	—	—	—	(20,309)	—	—	306,948
Club memberships(*1)		88,494	2,669	(6,595)	—	—	(360)	1,389	85,597
Other(*2)		817,569	29,658	(382)	91,967	(260,739)	—	10,413	688,486

	~~W~~	3,869,769	42,256	(7,661)	91,990	(647,019)	(360)	12,462	3,361,437

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	120,768	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		334,980	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		394,605	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		251,754	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		622,264	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,724,371

16.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	September 30, 2023		December 31, 2022
Short-term borrowings	BNK Securities. Co.,Ltd.	—	—	~~W~~	—	100,000
	KEB Hana Bank	—	—		—	30,000
	Hana Financial Investment Co., Ltd.(*)	6.00	Nov. 27, 2023		4,642	4,642
	DB Financial Investment Co., Ltd.(*)	6.30	Nov. 20, 2023		2,785	2,785
	Shinhan Investment Corp.(*)	6.20	Nov. 27, 2023		5,571	5,571

				~~W~~	12,998	142,998

(*)

PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~22,750 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2023 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	124,987
Non-current					668,125

As of January 1, 2023					793,112

New long-term borrowings:
	Mizuho Bank, Ltd.	4.80	Jul. 25, 2025		49,950

					49,950

Repayments of long-term borrowings:
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(9,375)
	Credit Agricole CIB(*2,3)	3M CD + 0.82	Dec. 14, 2023		(9,375)

					(18,750)

Other changes(*4)					12
Current(*5)					495,623
Non-current(*5)					328,701

As of September 30, 2023				~~W~~	824,324

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*3)	3M CD rates are 3.83% as of September 30, 2023.
(*4)	Other changes include the effects of changes in present value discount for the nine-month period ended September 30, 2023.
(*5)	~~W~~389,375 million were reclassified from non-current to current for the nine-month period ended September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2023 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,843,840	1,842,599
Non-current					6,542,110	6,524,095

As of January 1, 2023					8,385,950	8,366,694
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000	109,506
Unsecured corporate bonds	Refinancing fund	3.83	Feb. 17, 2028		190,000	189,224
Unsecured corporate bonds	Refinancing fund	3.72	Apr. 10, 2026		80,000	79,639
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2028		200,000	199,226
Unsecured corporate bonds	Refinancing fund	3.96	Apr. 12, 2030		70,000	69,737
Unsecured corporate bonds(*1)	Refinancing fund	4.21	Feb. 28, 2025		50,000	49,760
Unsecured corporate bonds(*1)	Refinancing fund	4.28	Feb. 27, 2026		100,000	99,570
Unsecured corporate bonds(*1)	Refinancing fund	4.37	Mar. 2, 2028		90,000	89,607
Unsecured global bonds(*1)	Refinancing fund	4.88	Jun. 28, 2028		390,930 USD 300,000	385,464 USD 300,000

					1,280,930	1,271,733

Debentures repaid:
Unsecured corporate bonds	Operating fund	3.03	Apr. 23, 2023		(230,000)	(230,000)
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)	(100,000)
Unsecured corporate bonds	Operating and refinancing fund	2.33	Sep. 17, 2023		(150,000)	(150,000)
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)	(170,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.93	Feb. 1, 2023		(80,000)	(80,000)
Unsecured corporate bonds(*1)	Refinancing fund	1.48	Jun. 9, 2023		(100,000)	(100,000)
Unsecured global bonds	Operating fund	3.75	Apr. 16, 2023		(659,000 USD 500,000)	(659,000 USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	3.88	Aug. 13, 2023		(395,190 USD 300,000)	(395,190 USD 300,000)

					(1,884,190)	(1,884,190)

Other changes(*2)					171,660	176,821
Current(*3)					770,000	769,580
Non-current(*3)					7,184,350	7,161,478

As of September 30, 2023				~~W~~	7,954,350	7,931,058

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2023 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects of foreign currency translation of debentures and amortization in discount on issuance of debentures for the nine-month period ended September 30, 2023.
(*3)	~~W~~769,296 million were reclassified from non-current to current for the nine-month period ended September 30, 2023.

17.	Long-term Payables – other

(1)	As of September 30, 2023 and December 31, 2022, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	September 30, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,289,416	1,690,470
Present value discount on long-term payables – other		(35,094)	(52,129)
Current portion of long-term payables – other		(366,193)	(398,874)

Carrying amount at period end	~~W~~	888,129	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		737,491
3~5 years		182,775

	~~W~~	1,289,416

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

18.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023							As of September 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	6,899	(1,766)	(625)	7	119,604	36,518	83,086
Emission allowance		2,186	2,073	(635)	(2,508)	—	1,116	1,116	—
Other provisions		1,823	—	(1,105)	(7)	(26)	685	466	219

	~~W~~	119,098	8,972	(3,506)	(3,140)	(19)	121,405	38,100	83,305

(In millions of won)
	For the nine-month period ended September 30, 2022								As of September 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	5,040	(4,013)	(574)	27	991	116,202	72,763	43,439
Emission allowance		1,885	1,934	—	(1,545)	—	—	2,274	2,274	—
Other provisions		10,379	3,189	(12,338)	(72)	(18)	—	1,140	540	600

	~~W~~	126,995	10,163	(16,351)	(2,191)	9	991	119,616	75,577	44,039

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,112,352	1,038,320
Fair value of plan assets		(1,240,195)	(1,214,007)

Defined benefit assets(*)		(128,070)	(175,748)

Defined benefit liabilities		227	61

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Beginning balance	~~W~~	1,038,320	1,035,016
Current service cost		98,891	101,989
Interest cost		40,081	23,054
Remeasurement
- Demographic assumption		1,168	(7,332)
- Financial assumption		2,392	(85,125)
- Adjustment based on experience		(8,566)	449
Business combinations(*)		—	29,357
Benefit paid		(66,839)	(57,528)
Others		6,905	2,239

Ending balance	~~W~~	1,112,352	1,042,119

(*)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the nine-month period ended September 30, 2022.

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Beginning balance	~~W~~	1,214,007	1,040,286
Interest income		45,993	23,050
Remeasurement		700	(13,117)
Contributions		53,001	44,678
Benefit paid		(74,347)	(70,934)
Business combinations(*)		—	26,618
Others		841	1,069

Ending balance	~~W~~	1,240,195	1,051,650

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the nine-month period ended September 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Current service cost	~~W~~	98,891	101,989
Net interest cost (income)		(5,912)	4

	~~W~~	92,979	101,993

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(115,349)	(36,702)
Hybrid bonds(*2)		398,509	398,759
Share option(Note 21)		3,096	2,061
Others(*3)		(13,705,843)	(13,702,235)

	~~W~~	(11,648,587)	(11,567,117)

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2023 and 2022, and details of shares outstanding as of September 30, 2023 and 2022 are as follows:

(In shares)	September 30, 2023			September 30, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	2,420,246	216,412,898	218,833,144	801,091	218,032,053

(3)	Details of treasury shares as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023		December 31, 2022
Number of shares(*)		2,420,246	801,091
Acquisition cost	~~W~~	115,349	36,702

(*)

The Parent Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the nine-month period ended September 30, 2023. Also, the Parent Company acquired 2,060,242 treasury shares (acquisition cost: ~~W~~98,855 million) in an effort to increase shareholder value by stabilizing its stock price for the nine-month period ended September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-3	3	4	5	6

Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

	Series
	7-1	7-2	8

Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027	Mar. 29, 2025 ~ Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share option were fully forfeited for the nine-month period ended September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

21.	Share-based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the nine-month period ended September 30, 2023		2,380
In subsequent periods		2,053

	~~W~~	160,012

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~6,875 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of September 30, 2023 and December 31, 2022.

As of September 30, 2023 and December 31, 2022, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~1,353 million and ~~W~~906 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment Arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.64%	3.63%	3.64%	3.89%	3.85%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	52,000	52,000	52,000	52,000	52,000
Expected volatility	16.40%	16.40%	16.40%	16.40%	16.40%
Expected dividends yield	6.30%	6.30%	6.30%	6.30%	6.30%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	522	1,482	2,635	13,548	4,631
(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.92%	3.89%	3.90%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	52,000	52,000	52,000
Expected volatility	16.40%	16.40%	16.40%
Expected dividends yield	6.30%	6.30%	6.30%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	3,391	2,827	6,471

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends yield	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

21.    Share-based Payment Arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.64%	3.56%	3.77%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	52,000	44,250	52,000
Expected volatility	16.40%	31.60%	16.40%
Expected dividends yield	6.30%	0.00%	6.30%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	2,849	3,032	1,595

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

22.	Retained Earnings

Retained earnings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		8,409,875	8,444,953

	~~W~~	22,828,633	22,463,711

23.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	51,485	173,281
Other comprehensive income of investments in associates and joint ventures		240,868	173,477
Valuation gain on derivatives		3,235	14,463
Foreign currency translation differences for foreign operations		43,495	30,012

	~~W~~	339,083	391,233

(2)	Changes in reserves for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(487,528)	263,200	(9,971)	55,063	(179,236)
Balance as of September 30, 2022	~~W~~	145,712	316,970	23,947	69,373	556,002
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		(121,796)	67,391	(11,228)	13,483	(52,150)

Balance as of September 30, 2023	~~W~~	51,485	240,868	3,235	43,495	339,083

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	8,097	24,199	8,276	23,855
Utilities		143,427	374,644	111,308	294,560
Taxes and dues		(5,602)	25,316	8,620	44,231
Repair		105,938	311,568	108,392	312,520
Research and development		90,489	251,970	84,631	251,373
Training		10,553	27,201	10,750	25,308
Bad debt for accounts receivable – trade		8,307	27,965	7,689	23,062
Travel		4,812	15,764	3,988	10,265
Supplies and others		28,756	90,946	25,301	77,307

	~~W~~	394,777	1,149,573	368,955	1,062,481

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,835	15,477	2,905	11,682
Others		4,758	13,445	6,242	22,078

	~~W~~	8,593	28,922	9,147	33,760

Other non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	43	512	360	360
Loss on disposal of property and equipment and intangible assets		1,860	4,869	2,423	6,279
Donations		1,796	12,462	1,124	11,285
Bad debt for accounts receivable – other		2,127	4,788	824	2,267
Others		1,548	4,647	3,593	12,081

	~~W~~	7,374	27,278	8,324	32,272

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	16,411	48,679	14,467	35,739
Gain on sale of accounts receivable – other		—	—	—	1,043
Dividends		5,178	35,440	—	2,552
Gain on foreign currency transactions		3,732	14,436	7,668	15,613
Gain on foreign currency translations		1,702	3,069	(3,018)	9,921
Gain relating to financial instruments at FVTPL		(7,004)	82,450	17,953	28,606

	~~W~~	20,019	184,074	37,070	93,474

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	97,600	286,516	75,625	225,426
Loss on sale of accounts receivable – other		14,101	48,595	15,206	23,212
Loss on foreign currency transactions		3,549	16,879	5,161	11,916
Loss on foreign currency translations		667	1,949	(1,866)	9,463
Loss relating to financial instruments at FVTPL		3	23,581	(4,063)	14,471

	~~W~~	115,920	377,520	90,063	284,488

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	8,883	26,402	8,996	17,606
Interest income on loans and others		7,528	22,277	5,471	18,133

	~~W~~	16,411	48,679	14,467	35,739

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	8,483	22,954	6,148	16,088
Interest expenses on debentures		61,514	179,261	55,970	162,406
Others		27,603	84,301	13,507	46,932

	~~W~~	97,600	286,516	75,625	225,426

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	8,307	27,965	7,689	23,062
Other receivables		2,127	4,788	824	2,267

	~~W~~	10,434	32,753	8,513	25,329

27.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	297,923	917,612	234,628	699,743
Interest on hybrid bonds		(4,950)	(12,333)	(3,692)	(11,075)
Profit attributable to owners of the Parent Company on common shares		292,973	905,279	230,936	688,668
Weighted average number of common shares outstanding		217,694,070	218,138,543	218,032,053	217,981,832

Basic earnings per share (in won)	~~W~~	1,346	4,150	1,059	3,159

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Acquisition of treasury shares	(2,060,242)	(779,070)	(262,544)
Disposal of treasury shares	441,087	441,087	369,034

	216,412,898	217,694,070	218,138,543

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	449,901	399,680

	218,032,053	218,032,053	217,981,832

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	292,973	905,279	230,936	688,668
Adjusted weighted average number of common shares outstanding		217,764,355	218,210,241	218,134,276	218,105,923

Diluted earnings per share (in won)	~~W~~	1,345	4,149	1,059	3,157

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2023 and 2022 is calculated as follows:

(In shares)
	2023		2022
	Three-month period ended September 30	Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1	218,032,053	218,032,053	217,582,152	217,582,152
Effect of treasury shares	(337,983)	106,490	449,901	399,680
Effect of share option	70,285	71,698	102,223	124,091

Adjusted weighted average number of common shares outstanding	217,764,355	218,210,241	218,134,276	218,105,923

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	377,937	—	786,335	—	1,164,272
Financial instruments		291,215	—	140,079	—	431,294
Long-term investment securities(*)		363,082	1,267,011	—	—	1,630,093
Accounts receivable – trade		—	—	2,142,280	—	2,142,280
Loans and other receivables		264,662	—	880,438	—	1,145,100
Derivative financial assets		31,552	—	—	171,065	202,617

	~~W~~	1,328,448	1,267,011	3,949,132	171,065	6,715,656

(*)	The Group designated ~~W~~1,267,011million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable – trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	127,581	127,581
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	837,322	837,322
Debentures		—	7,931,058	7,931,058
Lease liabilities(*)		—	1,670,475	1,670,475
Accounts payable - other and others		—	4,339,650	4,339,650

	~~W~~	302,593	14,906,086	15,208,679

(In millions of won)	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable - other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group has currency risk due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems of receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	67,197	~~W~~	90,367	1,016,353	~~W~~	1,366,791
EUR	6,145		8,737	—		—
Others	—		344	—		61

		~~W~~	99,448		~~W~~	1,366,852

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign-currency debentures and borrowings.

As of September 30, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,921	(5,921)
EUR		874	(874)
Others		28	(28)

	~~W~~	6,823	(6,823)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, (Continued)

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2023, floating-rate borrowings and debentures amount to ~~W~~43,125 million and ~~W~~403,440 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings amounting to ~~W~~3,125 million and debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2023 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2023 would change by ~~W~~300 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of September 30, 2023, the floating-rate long-term payables – other are ~~W~~1,289,416 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2023, would change by ~~W~~9,671 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The calculation of USD LIBOR which was previously used as the interest rate benchmark was suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate (“SOFR”).

For financial instruments related to the suspended LIBOR calculation, the Group included fallback clauses or replaced LIBOR with alternative interest rates before the calculation is suspended. Meanwhile, in case of Korean CD rate, Korea Overnight Financing Repo Rate (“KOFR”) was selected as alternative interest rate benchmark, and Korea Securities Depository has begun disclosing the rate since November 26, 2021. KOFR is calculated using the overnight RP rate with government bonds and monetary stabilization bonds as collateral. However, unlike LIBOR, calculation of CD rate will not be suspended, thereby making it unclear when and how the transition to KOFR will take place.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group completed discussion with the counterparty about including the fallback clauses as of September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, (Continued)

(ii)	Interest rate risk, (Continued)

Derivatives

Most of the Group’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association(“ISDA”)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

2)	Credit risk

The maximum credit exposure as of September 30, 2023 and December 31, 2022 is as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	1,163,980	1,882,093
Financial instruments		431,294	237,605
Long-term investment securities		—	900
Accounts receivable – trade		2,142,280	1,984,772
Contract assets		132,268	132,221
Loans and other receivables		1,145,100	1,241,672
Derivative financial assets		202,617	321,160

	~~W~~	5,217,539	5,800,423

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued
3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	127,581	127,581	127,581	—	—
Borrowings(*)		837,322	863,841	526,595	337,246	—
Debentures(*)		7,931,058	9,101,672	1,029,188	5,913,619	2,158,865
Lease liabilities		1,670,475	1,957,407	394,935	1,068,408	494,064
Accounts payable – other and others(*)		4,339,650	4,455,189	3,482,260	970,217	2,712

	~~W~~	14,906,086	16,505,690	5,560,559	8,289,490	2,655,641

(*)	The contractual cash flow is amount that includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	171,065	187,062	36,078	150,984	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2022.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Total liabilities	~~W~~	17,507,717	19,153,066
Total equity		12,371,550	12,155,196

Debt-equity ratios		141.52%	157.57%

(3)	Fair value

1) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2023 are as follows:

(In millions of won)	September 30, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,328,448	46,736	933,813	347,899	1,328,448
Derivative hedging instruments		171,065	—	171,065	—	171,065
FVOCI		1,267,011	1,021,506	—	245,505	1,267,011

	~~W~~	2,766,524	1,068,242	1,104,878	593,404	2,766,524

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	837,322	—	822,928	—	822,928
Debentures		7,931,058	—	7,528,697	—	7,528,697
Long-term payables – other		1,254,322	—	1,271,404	—	1,271,404

	~~W~~	10,022,702	—	9,623,029	—	9,623,029

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 6.69%
Borrowings and debentures	4.11% ~ 4.65%
Long-term payables – other	4.04% ~ 4.52%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2023. The changes of financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Loss	OCI	Acquisition	Disposal	Balance as of September 30, 2023
Financial assets
FVTPL	~~W~~	230,719	(22,280)	4,067	157,183	(21,790)	347,899
FVOCI		195,832	—	6,358	43,315	—	245,505

	~~W~~	426,551	(22,280)	10,425	200,498	(21,790)	593,404

Financial liabilities
FVTPL	~~W~~	(302,593)	—	—	—	—	(302,593)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	246,425	(236,037)	10,388
Financial liabilities:
Accounts payable – other and others	~~W~~	245,228	(236,037)	9,191

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable – other and others	~~W~~	244,509	(236,921)	7,588

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	602	3,532	569	2,918
Defined benefits plan expenses		158	846	208	613
Share option		933	1,596	508	1,089

	~~W~~	1,693	5,974	1,285	4,620

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
		For the period ended September 30, 2023
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	4,967	15,746	156,689	468,074	13,509	29,067

Associates	F&U Credit information Co., Ltd.		757	2,274	10,945	37,583	352	352
	SK USA, Inc.		—	—	2,916	6,580	—	—
	Daehan Kanggun BcN Co., Ltd.		2,649	7,770	—	—	—	—
	Others(*3)		—	6,865	5,726	5,801	—	750

			3,406	16,909	19,587	49,964	352	1,102

Others	SK Innovation Co., Ltd.		9,831	23,933	4,737	13,679	—	—
	SK Energy Co., Ltd.		850	2,670	16	266	—	—
	SK Geo Centric Co., Ltd.		142	511	1	1	—	—
	SK Networks Co., Ltd.(*4)		1,620	3,477	228,466	668,352	1	1
	SK Networks Service Co., Ltd.		1,305	4,053	16,988	51,361	1,136	4,947
	SK Ecoplant Co., Ltd.		584	1,811	—	—	—	—
	SK hynix Inc.		13,811	41,489	35	88	—	—
	SK Shieldus Co., Ltd.		16,520	45,777	33,845	117,490	7,221	11,157
	Content Wavve Corp.		3,523	10,934	21,937	62,971	—	176
	Eleven Street Co., Ltd.		13,385	42,922	9,847	22,594	—	—
	SK Planet Co., Ltd.		4,315	13,904	20,868	65,200	1,538	5,673
	SK RENT A CAR Co., Ltd.		3,267	10,654	5,174	15,061	—	—
	SK Magic Co., Ltd.		386	1,169	281	857	—	—
	Tmap Mobility Co., Ltd.		5,661	17,029	2,396	7,605	—	—
	One Store Co., Ltd.		3,985	12,152	1	7	—	—
	Dreamus Company		1,486	4,842	18,487	59,333	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd)		64	143	13,370	36,014	9,427	20,041
	Happy Narae Co., Ltd.		308	1,099	2,313	7,831	22,487	49,512
	Others		10,908	36,384	5,779	16,048	4,926	6,401

			91,951	274,953	384,541	1,144,758	46,736	97,908

		~~W~~	100,324	307,608	560,817	1,662,796	60,597	128,077

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~627,598 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2022
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,696	15,695	152,902	499,682	13,139	28,831

Associates	F&U Credit information Co., Ltd.		730	2,220	12,206	36,718	157	157
	HanaCard Co., Ltd.(*3)		—	8,932	—	1,820	—	22
	Daehan Kanggun BcN Co., Ltd.		2,501	7,407	—	—	—	—
	Others(*4)		—	12,505	1,446	3,764	—	—

			3,231	31,064	13,652	42,302	157	179

Others	SK Innovation Co., Ltd.		8,337	17,625	4,879	14,124	—	—

	SK Networks Co., Ltd.(*5)		966	3,650	235,978	631,010	—	—
	SK Networks Service Co., Ltd.		1,178	4,156	18,365	52,192	775	1,634
	SK Energy Co., Ltd.		1,031	3,045	149	607	—	—
	Content Wavve Corp.		1,713	2,148	23,192	67,923	175	175
	SK Shieldus Co., Ltd.		9,022	22,526	38,275	116,332	9,349	15,847
	Eleven Street Co., Ltd.		15,132	30,645	3,892	16,878	—	—
	SK Planet Co., Ltd.		4,656	12,194	23,782	68,848	4,525	7,718
	SK hynix Inc.		16,518	39,422	152	204	—	—
	Dreamus Company		2,654	4,701	20,439	64,208	550	550
	One Store Co., Ltd.		4,359	12,643	9	15	—	—
	Tmap Mobility Co., Ltd.		5,792	16,304	1,186	3,755	548	548
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd)		23	69	11,208	33,161	7,622	18,247
	SK Geo Centric Co., Ltd.		218	635	1	1	—	—
	SK Ecoplant Co., Ltd.		960	2,460	—	69	—	—
	SK RENT A CAR Co., Ltd.		5,062	10,785	3,932	11,637	—	—
	SK Magic Co., Ltd.		570	1,916	264	787	—	—
	Happy Narae Co., Ltd.		487	1,194	3,125	15,067	15,799	55,874
	Others		8,305	21,421	6,772	17,577	5,239	8,089

			86,983	207,539	395,600	1,114,395	44,582	108,682

		~~W~~	95,910	254,298	562,154	1,656,379	57,878	137,692

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~218,019 million of dividends paid by the Parent Company.
(*3)	HanaCard Co., Ltd. was excluded from the related parties due to the disposal of shares for the nine-month period ended September 30, 2022, and the transactions above occurred before the disposal.
(*4)	Operating revenue and others include ~~W~~12,410 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~589,882 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		September 30, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,105	42,505
Associates	F&U Credit information Co., Ltd.		—	186	4,813
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,718	—
	Others		—	3	1,494

			22,148	3,808	6,307

Others	SK Innovation Co., Ltd.		—	3,990	27,634
	SK Networks Co., Ltd.		—	482	143,894
	Mintit Co., Ltd.		—	6,667	10
	SK hynix Inc.		—	4,557	172
	Happy Narae Co., Ltd.		—	80	961
	SK Shieldus Co., Ltd.		—	12,911	32,420
	Content Wavve Corp.		—	1,570	7,670
	Incross Co., Ltd.		—	2,691	1,812
	Eleven Street Co., Ltd.		—	3,258	9,431
	SK Planet Co., Ltd.		—	11,059	19,483
	SK RENT A CAR Co., Ltd.		—	1,410	27,094
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	6,331
	Others(*3)		—	10,390	37,975

			—	59,065	314,887

		~~W~~	22,148	63,978	363,699

(*1)	As of September 30, 2023, the Parent Company recognized loss allowance for the entire balance of accounts receivable – trade.
(*2)	As of September 30, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement of USD 13,000,000 with id Quantique SA, classified as other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the nine-month period ended September 30, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

31. Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7,266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million for accounts receivable – trade.
(*2)	As of December 31, 2022, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)	SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as other related party.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of new and disposed investments in associates and joint ventures for the nine-month period ended September 30, 2023 are as presented in Note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2022 and 2021 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,228 million as of September 30, 2023.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~22,750 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of September 30, 2023.

(2)	Legal claims and litigations

As of September 30, 2023, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sales of handsets amounting to ~~W~~282,702 million and ~~W~~357,467 million as of September 30, 2023 and December 31, 2022, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

32.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Interest income	~~W~~	(48,679)	(35,739)
Dividends		(35,440)	(2,552)
Gain on foreign currency translations		(3,069)	(9,921)
Gain on sale of accounts receivable – other		—	(1,043)
Loss (gain) relating to investments in associates and joint ventures, net		(6,437)	75,909
Gain on disposal of property and equipment and intangible assets		(15,477)	(11,682)
Gain relating to financial instruments at FVTPL		(82,450)	(28,606)
Other income		(3,376)	(5,191)
Interest expenses		286,516	225,426
Loss on foreign currency translations		1,949	9,463
Loss on sale of accounts receivable – other		48,595	23,212
Income tax expense		312,289	368,036
Expense related to defined benefit plan		92,979	101,993
Share option		2,828	77,176
Bonus paid by treasury shares		20,420	24,007
Depreciation and amortization		2,810,381	2,820,490
Bad debt for accounts receivable – trade		27,965	23,062
Loss on impairment of property and equipment and intangible assets		512	360
Loss on disposal of property and equipment and intangible assets		4,869	6,279
Bad debt for accounts receivable – other		4,788	2,267
Loss relating to financial instruments at FVTPL		23,581	14,471
Other expenses		(918)	17,324

	~~W~~	3,441,826	3,694,741

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Accounts receivable – trade	~~W~~	(182,814)	(151,647)
Accounts receivable – other		32,272	4,468
Advanced payments		17,040	(12,897)
Prepaid expenses		(23,999)	11,505
Inventories		(24,717)	11,455
Long-term accounts receivable – other		44,933	76,925
Contract assets		(46)	(15,205)
Guarantee deposits		(5,385)	3,117
Accounts payable – trade		37,645	(43,448)
Accounts payable – other		(199,008)	(79,083)
Withholdings		123,890	108,661
Contract liabilities		(11,666)	15,489
Deposits received		(1,841)	225
Accrued expenses		3,417	77,167
Provisions		(318)	(338)
Long-term provisions		(1,057)	(9,311)
Plan assets		21,346	26,256
Retirement benefits payment		(66,839)	(57,528)
Others		(1,771)	(3,120)

	~~W~~	(238,918)	(37,309)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2023		September 30, 2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(584,055)	(654,993)
Increase of right-of-use assets		267,181	374,677
Transfer from property and equipment to investment property		13,213	4,892

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated In 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,443,977	1,300,465	1,300,465	7,033,091

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in the nine-month period ended September 30, 2023	Total
Beginning	—	—	306,575	306,575
Allocation at no cost	1,385,433	1,602,751	1,443,977	4,432,161
Purchase	—	213,609	—	213,609
Surrender or shall be surrendered	(1,421,570)	(1,515,595)	(1,550,054)	(4,487,219)
Borrowed	36,137	5,810	—	41,947

Ending	—	306,575	200,498	507,073

(3)	As of September 30, 2023, the estimated annual greenhouse gas emissions quantities of the Group are 1,550,054 tCO2-eQ.

35.	Non-current Assets Held for Sale

The Group classified investments in associates and long-term investment securities scheduled to be liquidated as non-current assets held for sale as of September 30, 2023 and December 31, 2022, and the details are as follows:

(In millions of won)
		September 30, 2023		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	1,062	1,062

Long-term investment securities	Digital Content Korea Fund		3,395	3,645
	InterVest Fund		107	107
	Central Fusion Content Fund		883	1,563

		~~W~~	5,447	6,377

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2023 and 2022 (Unaudited)

36.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 25, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~179,623 million)
Dividend rate	1.63%
Record date	September 30, 2023
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than November 15, 2023.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For the Nine-Month Periods ended September 30, 2023 and 2022

(With the Independent Auditor’s Review Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim separate financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the interim separate statement of financial position as of September 30, 2023, and the related interim separate statements of profit or loss, interim separate statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and 2022, interim separate statements of changes in equity and interim separate statements of cash flows for the nine-month periods then ended, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the separate statement of financial position as of December 31, 2022, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2022, presented for comparative purposes, is not different, in all material respects, from the above audited separate statement of financial position.

November 10, 2023

This review report is effective as of November 10, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

SK TELECOM CO., LTD.

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

“The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.”

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	350,106	1,217,504
Short-term financial instruments	27,28		335,228	169,829
Accounts receivable – trade, net	4,27,28,29		1,592,050	1,425,695
Short-term loans, net	4,27,28		73,832	70,043
Accounts receivable – other, net	4,27,28,29,30		370,557	435,096
Contract assets	6,28		10,525	12,100
Prepaid expenses	5		1,877,824	1,908,987
Guarantee deposits	4,27,28,29		63,583	63,516
Derivative financial assets	27,28		—	123,999
Inventories, net			40,388	23,355
Advanced payments and others	4,27,28		23,555	48,336

			4,737,648	5,498,460

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28,30		1,334,312	1,155,188
Investments in subsidiaries, associates and joint ventures	8		4,700,949	4,621,807
Property and equipment, net	9,11,29		8,864,988	9,519,663
Investment property, net	10		47,390	52,023
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,284,747	2,693,400
Long-term loans, net	4,27,28,29		119	194
Long-term accounts receivable – other	4,27,28,30		337,686	377,858
Long-term contract assets	6,28		13,785	20,998
Long-term prepaid expenses	5		932,357	935,710
Guarantee deposits, net	4,27,28,29		102,193	92,019
Long-term derivative financial assets	27,28		167,644	126,737
Defined benefit assets	16		28,837	31,225
Other non-current assets			249	249

			20,121,846	20,933,661

Total Assets		~~W~~	24,859,494	26,432,121

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,593,366	2,334,484
Contract liabilities	6		59,539	80,654
Withholdings	27,28		722,923	604,681
Accrued expenses	27,28		898,727	871,095
Income tax payable	25		109,823	82,554
Provisions	15,32		30,813	31,651
Short-term borrowings	13,27,28		—	100,000
Current portion of long-term debt, net	13,27,28		889,844	1,383,097
Lease liabilities	27,28,29		345,313	337,320
Current portion of long-term payables – other	14,27,28		366,193	398,874
Other current liabilities	27,28		1,821	11,725

			5,018,362	6,236,135

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		6,000,660	5,705,873
Long-term borrowings, excluding current portion, net	13,27,28		260,000	640,000
Long-term payables – other	14,27,28		888,938	1,239,467
Long-term contract liabilities	6		9,979	12,745
Long-term derivative financial liabilities	27,28		302,593	302,593
Long-term lease liabilities	27,28,29		938,629	1,041,991
Long-term provisions	15		69,904	65,754
Deferred tax liabilities	25		740,281	754,321
Other non-current liabilities	27,28		57,679	49,860

			9,268,663	9,812,604

Total Liabilities			14,287,025	16,048,739

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,586,946)	(4,506,693)
Retained earnings	19		15,092,059	14,691,461
Reserves	20		36,863	168,121

Total Shareholders’ Equity			10,572,469	10,383,382

Total Liabilities and Shareholders’ Equity		~~W~~	24,859,494	26,432,121

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won, except for earnings per share)		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	21,29
Revenue		~~W~~	3,148,447	9,384,930	3,122,638	9,318,263

Operating expenses:	29
Labor			229,040	678,471	214,680	744,241
Commission	5		1,191,309	3,568,613	1,193,380	3,525,752
Depreciation and amortization			669,718	2,022,304	672,910	2,021,953
Network interconnection			115,027	358,825	134,187	418,653
Leased lines			45,308	142,228	48,622	141,579
Advertising			35,234	98,135	30,611	82,434
Rent			34,688	98,429	30,945	86,881
Cost of goods sold			135,320	401,066	137,582	396,350
Others	22		285,692	814,977	271,029	773,904

			2,741,336	8,183,048	2,733,946	8,191,747

Operating profit			407,111	1,201,882	388,692	1,126,516

Finance income	24		16,496	312,339	28,720	97,118
Finance costs	24		(98,703)	(323,516)	(85,446)	(225,012)
Other non-operating income	23		7,405	21,324	6,824	26,126
Other non-operating expenses	23		(4,793)	(20,276)	(3,026)	(22,921)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		—	—	96,913	97,863

Profit before income tax			327,516	1,191,753	432,677	1,099,690

Income tax expense	25		77,102	246,385	127,534	318,067

Profit for the period		~~W~~	250,414	945,368	305,143	781,623

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,128	4,277	1,383	3,535
Diluted earnings per share (in won)			1,127	4,276	1,382	3,533

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won)		2023 (Unaudited)			2022 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	250,414	945,368	305,143	781,623

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		5,313	12,135	4,431	23,639
Valuation loss on financial assets at fair value through other comprehensive income	20		(78,129)	(123,614)	(119,388)	(488,209)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(3,976)	(8,589)	1,127	(2,746)

Other comprehensive loss for period, net of taxes			(76,792)	(120,068)	(113,830)	(467,316)

Total comprehensive income		~~W~~	173,622	825,300	191,313	314,307

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)				Capital surplus and others						Retained earnings	Reserves	Total equity
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	781,623	—	781,623
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	21,544	(488,860)	(467,316)

			—	—	—	—	—	—	—	803,167	(488,860)	314,307

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends			—	—	—	—	—	—	—	(361,909)	—	(361,909)
Share option	18		—	—	—	—	48,481	28,395	76,876	—	—	76,876
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Transactions of treasury shares	17,18		—	—	20,612	—	(92,234)	67,523	(4,099)	—	—	(4,099)

			—	—	20,612	—	(43,753)	95,918	72,777	(734,170)	—	(661,393)

Balance as of September 30, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(36,702)	398,759	3,413	(6,639,964)	(4,503,494)	14,839,615	149,156	10,515,770

Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	945,368	—	945,368
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	11,190	(131,258)	(120,068)

			—	—	—	—	—	—	—	956,558	(131,258)	825,300

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends			—	—	—	—	—	—	—	(362,660)	—	(362,660)
Share option	18		—	—	—	—	1,035	(1,309)	(274)	—	—	(274)
Interest on hybrid bonds			—	—	—	—	—	—	—	(12,333)	—	(12,333)
Repayments of hybrid bonds			—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds			—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	17,18		—	—	(78,647)	—	—	159	(78,488)	—	—	(78,488)

			—	—	(78,647)	(250)	1,035	(2,391)	(80,253)	(555,960)	—	(636,213)

Balance as of September 30, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(115,349)	398,509	3,096	(6,644,202)	(4,586,946)	15,092,059	36,863	10,572,469

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	945,368	781,623
Adjustments for income and expenses	31		2,451,710	2,632,344
Changes in assets and liabilities related to operating activities	31		(174,806)	(111,573)

			3,222,272	3,302,394
Interest received			21,425	18,086
Dividends received			200,406	49,637
Interest paid			(227,511)	(162,505)
Income tax paid			(192,685)	(351,958)

Net cash provided by operating activities			3,023,907	2,855,654

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in long-term financial instruments			—	222,432
Collection of short-term loans			96,162	88,389
Proceeds from disposals of long-term investment securities			9,720	54,386
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			—	382,114
Proceeds from disposals of property and equipment			7,583	2,147
Proceeds from disposals of intangible assets			1,739	3,680

			115,204	753,148
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(160,955)	(160,901)
Increase in long-term financial instruments			—	(330,032)
Increase in short-term loans			(99,913)	(93,673)
Acquisitions of long-term investment securities			(284,145)	(264,072)
Acquisitions of investments in subsidiaries, associates and joint ventures			(79,142)	(68,571)
Acquisitions of property and equipment			(1,412,405)	(1,646,867)
Acquisitions of intangible assets			(19,969)	(19,096)

			(2,056,529)	(2,583,212)

Net cash used in investing activities		~~W~~	(1,941,325)	(1,830,064)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	—	350,000
Proceeds from issuance of debentures			647,332	741,970
Cash inflows from settlement of derivatives			126,000	768
Proceeds from issuance of hybrid bonds			398,509	—

			1,171,841	1,092,738
Cash outflows for financing activities:
Repayments of short-term borrowings			(100,000)	—
Repayments of long-term borrowings			—	(7,096)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,309,000)	(660,000)
Payments of dividends			(543,601)	(723,062)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(12,333)	(11,075)
Repayments of lease liabilities			(257,789)	(251,120)
Acquisition of treasury shares			(98,855)	—

			(3,121,823)	(2,052,598)

Net cash used in financing activities			(1,949,982)	(959,860)

Net increase (decrease) in cash and cash equivalents			(867,400)	65,730
Cash and cash equivalents at beginning of the period			1,217,504	158,823
Effects of exchange rate changes on cash and cash equivalents			2	2

Cash and cash equivalents at end of the period		~~W~~	350,106	224,555

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Company resolved to cancel the listing of the Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of September 30, 2023, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,141,446	7.38
Institutional investors and other shareholders	130,756,568	59.74
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	2,420,246	1.11

	218,833,144	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2022. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022.

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in Note 28.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a material impact on the Company’s interim separate financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)
•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)
•	Definition of Accounting Estimates (Amendments to KIFRS 1008)
•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)
•	KIFRS 1117 Insurance Contracts and its amendments

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,690,724	(98,674)	1,592,050
Short-term loans		74,578	(746)	73,832
Accounts receivable – other(*)		400,417	(29,860)	370,557
Guarantee deposits		63,583	—	63,583
Accrued income		2,801	—	2,801

		2,232,103	(129,280)	2,102,823
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		337,686	—	337,686
Guarantee deposits		102,193	—	102,193

		481,034	(41,036)	439,998

	~~W~~	2,713,137	(170,316)	2,542,821

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2023 include ~~W~~264,662 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2023
Accounts receivable – trade	~~W~~	86,231	20,884	(14,486)	6,045	98,674
Accounts receivable – other, etc.		74,449	3,976	(13,279)	6,496	71,642

	~~W~~	160,680	24,860	(27,765)	12,541	170,316

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2022
Accounts receivable – trade	~~W~~	92,762	14,387	(17,349)	7,092	96,892
Accounts receivable – other, etc.		76,856	1,543	(3,278)	1,201	76,322

	~~W~~	169,618	15,930	(20,627)	8,293	173,214

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,842,340	1,877,900
Others		35,484	31,087

	~~W~~	1,877,824	1,908,987

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	898,645	904,746
Others		33,712	30,964

	~~W~~	932,357	935,710

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	596,890	1,804,940	608,550	1,813,286

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	24,310	33,098
Contract liabilities:
Wireless service contracts		19,127	18,544
Customer loyalty programs		6,440	7,706
Others		43,951	67,149

	~~W~~	69,518	93,399

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~57,979 million and ~~W~~46,120 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category	September 30, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,098,146	1,066,785
Debt instruments	FVTPL		236,166	88,403

		~~W~~	1,334,312	1,155,188

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2023 and December 31, 2022 are ~~W~~1,098,146 million and ~~W~~1,066,785 million, respectively.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Investments in subsidiaries	~~W~~	3,264,770	3,200,863
Investments in associates and joint ventures		1,436,179	1,420,944

	~~W~~	4,700,949	4,621,807

(2)	Details of investments in subsidiaries as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	299,052,435	74.4		2,215,427	2,215,427
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.(*1)	122	100.0		70,269	31,203
Atlas Investment(*2)	—	100.0		184,232	159,631
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Quantum Innovation Fund I(*3)	—	59.9		11,866	11,626
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,264,770	3,200,863

(*1)	The Company additionally contributed ~~W~~39,066 million in cash for the nine-month period ended September 30, 2023, but there is no change in the ownership interest.
(*2)	The Company additionally contributed ~~W~~24,601 million in cash for the nine-month period ended September 30, 2023, but there is no change in the ownership interest.
(*3)	The Company additionally contributed ~~W~~240 million in cash for the nine-month period ended September 30, 2023, but there is no change in the ownership interest.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM Culture & Contents Co., Ltd.	22,033,898	23.0		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*2)	1,734,109	15.0		36,487	36,487
Invites Healthcare Co., Ltd.(*3)	279,999	31.1		—	—
CMES Inc.(*2)	42,520	7.7		900	900
Konan Technology Inc.	1,179,580	20.8		22,413	22,413
12CM JAPAN and others(*2,4)	—	—		90,785	77,550

				1,428,179	1,414,944

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5,6)	—	48.2		8,000	6,000

				8,000	6,000

			~~W~~	1,436,179	1,420,944

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022 are as follows, Continued:
(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	The Company recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)

The Company additionally contributed ~~W~~6,000 million of investment in KB ESG Fund of three telecommunications companies and ~~W~~215 million of investment in KDX Korea Data Exchange for the nine-month period ended September 30, 2023. Also, the Company newly contributed ~~W~~6,500 million to Telecom Daean Evaluation Co., Ltd. (tentative) and ~~W~~520 million to Covet Co., Ltd. obtained significant influence over the investee for the nine-month period ended September 30, 2023.

(*5)	The Company additionally contributed ~~W~~2,000 million in cash for the nine-month period ended September 30, 2023, but there is no change in the ownership interest.
(*6)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,904	22,033,898	41,953	2,960	22,033,898	65,220
Konan Technology Inc.		78,000	1,179,580	92,007	28,250	1,179,580	33,323

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(388)	69,302	—	715,203
Buildings		562,976	248	(140)	41,545	(31,467)	573,162
Structures		264,327	147	(189)	4,483	(28,811)	239,957
Machinery		5,274,612	35,495	(339)	1,082,805	(1,207,763)	5,184,810
Right-of-use assets		1,372,466	205,869	(30,427)	(4,693)	(268,958)	1,274,257
Other		444,324	331,169	(634)	(346,306)	(50,198)	378,355
Construction in progress		954,672	496,434	(26)	(951,836)	—	499,244

	~~W~~	9,519,663	1,069,365	(32,143)	(104,700)	(1,587,197)	8,864,988

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(89)	18,791	—	640,316
Buildings		564,976	287	(112)	32,644	(31,019)	566,776
Structures		290,813	150	(20)	9,194	(28,605)	271,532
Machinery		5,331,485	33,858	(35,860)	1,066,611	(1,191,728)	5,204,366
Right-of-use assets		1,370,897	291,538	(28,753)	(18,332)	(263,321)	1,352,029
Other		439,982	474,447	(513)	(485,257)	(60,306)	368,353
Construction in progress		698,641	567,644	(1,709)	(689,440)	—	575,136

	~~W~~	9,318,408	1,367,924	(67,056)	(65,789)	(1,574,979)	8,978,508

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(220)	—	16,265
Buildings		19,066	(744)	(1,359)	16,963
Right-of-use assets		16,472	5,401	(7,711)	14,162

	~~W~~	52,023	4,437	(9,070)	47,390

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(410)	—	16,674
Buildings		21,768	(653)	(1,474)	19,641
Right-of-use assets		6,248	17,851	(5,649)	18,450

	~~W~~	45,100	16,788	(7,123)	54,765

(2)	The Company recognized lease income of ~~W~~17,044 million and ~~W~~16,841 million for the nine-month periods ended September 30, 2023 and 2022, respectively, from investment property.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,012,234	1,113,958
Others		262,023	258,508

	~~W~~	1,274,257	1,372,466

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the nine-month periods ended September 30, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	210,754	209,083
Others(*)		58,204	54,238

	~~W~~	268,958	263,321

Interest expense on lease liabilities	~~W~~	23,608	17,917

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2023 and 2022 amounted to ~~W~~281,572 million and ~~W~~269,169 million, respectively.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(358,061)	1,724,371
Land usage rights		1,127	70	—	—	(599)	598
Industrial rights		19,112	4,397	—	—	(3,390)	20,119
Facility usage rights		13,245	1,266	(11)	1,071	(2,071)	13,500
Club memberships(*1)		56,897	3,390	(776)	—	—	59,511
Other(*2)		520,587	10,845	(1,037)	99,381	(163,128)	466,648

	~~W~~	2,693,400	19,968	(1,824)	100,452	(527,249)	2,284,747

(In millions of won)
	For the nine-month period ended September 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(357,585)	2,202,104
Land usage rights		2,449	—	—	—	(1,053)	1,396
Industrial rights		10,934	9,022	(683)	(111)	(3,251)	15,911
Facility usage rights		14,355	907	(1)	130	(2,080)	13,311
Club memberships(*1)		51,356	832	(572)	—	—	51,616
Other(*2)		564,547	8,335	(382)	65,417	(176,967)	460,950

	~~W~~	3,203,330	19,096	(1,638)	65,436	(540,936)	2,745,288

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of September 30, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	120,768	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		334,980	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		394,605	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		251,754	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		622,264	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,724,371

13.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2023		December 31, 2022
BNK Securities. Co.,Ltd.	—	—	~~W~~	—	100,000

			~~W~~	—	100,000

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

13.	Borrowings and Debentures, Continued

(2)

There were no changes in long-term borrowings for the nine-month period ended September 30, 2023. ~~W~~380,000 million were reclassified from non-current to current for the nine-month period ended September 30, 2023.

(3)	Changes in debentures for the nine-month period ended September 30, 2023 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,283,650	1,283,097
Non-current					5,722,110	5,705,873

As of January 1, 2023					7,005,760	6,988,970

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000	109,506
Unsecured corporate bonds	Refinancing fund	3.83	Feb. 17, 2028		190,000	189,224
Unsecured corporate bonds	Refinancing fund	3.72	Apr. 10, 2026		80,000	79,639
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2028		200,000	199,226
Unsecured corporate bonds	Refinancing fund	3.96	Apr. 12, 2030		70,000	69,737

					650,000	647,332

Debentures repaid:
Unsecured corporate bonds	Operating fund	3.03	Apr. 23, 2023		(230,000)	(230,000)
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)	(100,000)
Unsecured corporate bonds	Operating and refinancing fund	2.33	Sep. 17, 2023		(150,000)	(150,000)
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)	(170,000)
Unsecured global bonds					(659,000)	(659,000)
	Operating fund	3.75	Apr. 16, 2023		USD 500,000	USD 500,000

					(1,309,000)	(1,309,000)

Other changes(*1)					79,600	83,202
Current(*2)					410,000	409,844
Non-current(*2)					6,016,360	6,000,660

As of September 30, 2023				~~W~~	6,426,360	6,410,504

(*1)	Other changes include the effects of foreign currency translation of debentures and amortization in discount on issuance of debentures for the nine-month period ended September 30, 2023.
(*2)	~~W~~409,718 million were reclassified from non-current to current for the nine-month period ended September 30, 2023.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of September 30, 2023 and December 31, 2022, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	September 30, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(35,094)	(52,129)
Current portion of long-term payables – other		(366,193)	(398,874)

Carrying amount at period end	~~W~~	888,938	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		738,300
3 ~ 5 years		182,775

	~~W~~	1,290,225

15.	Provisions

Changes	in provisions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2023						As of September 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	5,675	(1,408)	—	99,836	29,932	69,904
Emission allowance		1,836	2,073	(519)	(2,509)	881	881	—

	~~W~~	97,405	7,748	(1,927)	(2,509)	100,717	30,813	69,904

(In millions of won)	For the nine-month period ended September 30, 2022						As of September 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	4,383	(3,641)	(503)	94,923	65,073	29,850
Emission allowance		1,885	1,934	—	(1,545)	2,274	2,274	—

	~~W~~	96,569	6,317	(3,641)	(2,048)	97,197	67,347	29,850

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	536,466	508,622
Fair value of plan assets		(565,303)	(539,847)

	~~W~~	(28,837)	(31,225)

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Beginning balance	~~W~~	508,622	483,001
Current service cost		42,122	38,511
Interest cost		19,571	10,962
Remeasurement
- Demographic assumption		—	(5,672)
- Financial assumption		—	(31,830)
- Adjustment based on experience		(14,504)	(2,984)
Benefit paid		(22,480)	(16,393)
Others		3,135	1,074

Ending balance	~~W~~	536,466	476,669

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Beginning balance	~~W~~	539,847	476,099
Interest income		20,577	11,044
Remeasurement		1,507	(8,063)
Contribution		35,000	35,000
Benefit paid		(28,743)	(25,638)
Others		(2,885)	52

Ending balance	~~W~~	565,303	488,494

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets, Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Current service cost	~~W~~	42,122	38,511
Net interest income		(1,006)	(82)

	~~W~~	41,116	38,429

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(115,349)	(36,702)
Hybrid bonds(*2)		398,509	398,759
Share option(Note 18)		3,096	2,061
Others		(6,644,202)	(6,641,811)

	~~W~~	(4,586,946)	(4,506,693)

(*1)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2023 and 2022, and details of shares outstanding as of September 30, 2023 and 2022 are as follows:

(In shares)
	September 30, 2023			September 30, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	2,420,246	216,412,898	218,833,144	801,091	218,032,053

(3)	Details of treasury shares as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	September 30, 2023		December 31, 2022
Number of shares(*)		2,420,246	801,091
Acquisition cost	~~W~~	115,349	36,702

(*)

The Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the nine-month period ended September 30, 2023. Also, the Company acquired 2,060,242 treasury shares (acquisition cost: ~~W~~98,855 million) in an effort to increase shareholder value by stabilizing its stock price for the nine-month period ended September 30, 2023.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~
	Mar. 24, 2024	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2	8
Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of Shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025	Mar. 26, 2024	Mar. 29, 2025
	~	~	~
	Mar. 25, 2029	Mar. 25, 2027	Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share option were fully forfeited for the nine-month period ended September 30, 2023.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the nine-month period ended September 30, 2023		2,380
In subsequent periods		2,053

	~~W~~	160,012

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~6,875 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of September 30, 2023 and December 31, 2022.

As of September 30, 2023 and December 31, 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~1,353 million and ~~W~~906 million, respectively.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.64%	3.63%	3.64%	3.89%	3.85%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	52,000	52,000	52,000	52,000	52,000
Expected volatility	16.40%	16.40%	16.40%	16.40%	16.40%
Expected dividends yield	6.30%	6.30%	6.30%	6.30%	6.30%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	522	1,482	2,635	13,548	4,631

(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.92%	3.89%	3.90%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	52,000	52,000	52,000
Expected volatility	16.40%	16.40%	16.40%
Expected dividends yield	6.30%	6.30%	6.30%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	3,391	2,827	6,471

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends yield	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.64%	3.56%	3.77%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	52,000	44,250	52,000
Expected volatility	16.40%	31.60%	16.40%
Expected dividends yield	6.30%	0.00%	6.30%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	2,849	3,032	1,595

19.	Retained Earnings

Retained earnings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		673,301	672,703

	~~W~~	15,092,059	14,691,461

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	34,239	156,907
Valuation gain on derivatives		2,624	11,214

	~~W~~	36,863	168,121

(2)	Changes in reserves for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2022	~~W~~	613,010	25,006	638,016
Changes, net of taxes		(486,114)	(2,746)	(488,860)

Balance at September 30, 2022		126,896	22,260	149,156

Balance at January 1, 2023		156,907	11,214	168,121
Changes, net of taxes		(122,668)	(8,590)	(131,258)

Balance at September 30, 2023	~~W~~	34,239	2,624	36,863

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	26,196	75,387	27,956	78,779
Services transferred over time:
Wireless service revenue(*1)		2,654,325	7,899,652	2,625,549	7,828,582
Cellular interconnection revenue		107,029	333,848	125,061	386,766
Other(*2)		360,897	1,076,043	344,072	1,024,136

		3,122,251	9,309,543	3,094,682	9,239,484

	~~W~~	3,148,447	9,384,930	3,122,638	9,318,263

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	6,756	20,204	6,766	20,429
Utilities		104,699	274,882	82,348	221,694
Taxes and dues		220	22,374	6,495	32,144
Repair		63,326	182,611	67,155	184,434
Research and development		86,796	240,600	84,631	251,373
Training		8,036	20,040	8,295	18,220
Bad debt for accounts receivable – trade		6,205	20,884	4,868	14,387
Supplies and others		9,654	33,382	10,471	31,223

	~~W~~	285,692	814,977	271,029	773,904

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,508	15,035	2,728	9,900
Others		2,897	6,289	4,096	16,226

	~~W~~	7,405	21,324	6,824	26,126

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,328	3,064	1,872	4,840
Donations		584	10,916	758	10,135
Bad debt for accounts receivable – other		2,103	3,976	431	1,543
Others		778	2,320	(35)	6,403

	~~W~~	4,793	20,276	3,026	22,921

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	7,701	25,288	7,716	20,776
Gain on sale of accounts receivable – other		—	—	—	1,043
Dividends		5,178	200,406	—	49,637
Gain on foreign currency transactions		3,073	7,063	3,699	6,337
Gain on foreign currency translations		429	805	199	924
Gain relating to financial instruments at FVTPL		115	78,777	17,106	18,401

	~~W~~	16,496	312,339	28,720	97,118

Finance Costs:
Interest expense	~~W~~	81,763	244,263	65,772	194,864
Loss on sale of accounts receivable – other		14,101	48,595	15,206	23,212
Loss on foreign currency transactions		2,893	6,873	4,036	6,284
Loss on foreign currency translations		(57)	204	428	488
Loss relating to financial instruments at FVTPL		3	23,581	4	164

	~~W~~	98,703	323,516	85,446	225,012

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	3,019	11,346	3,897	7,573
Interest income on loans and others		4,682	13,942	3,819	13,203

	~~W~~	7,701	25,288	7,716	20,776

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	7,634	21,088	5,630	14,293
Interest expense on debentures		49,594	150,234	47,396	136,347
Others		24,535	72,941	12,746	44,224

	~~W~~	81,763	244,263	65,772	194,864

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	6,205	20,884	4,868	14,387
Other receivables		2,103	3,976	431	1,543

	~~W~~	8,308	24,860	5,299	15,930

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	250,414	945,368	305,143	781,623
Interest on hybrid bonds		(4,950)	(12,333)	(3,692)	(11,075)
Profit for the period on common shares		245,464	933,035	301,451	770,548
Weighted average number of common shares outstanding		217,694,070	218,138,543	218,032,053	217,981,832

Basic earnings per share (in won)	~~W~~	1,128	4,277	1,383	3,535

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Acquisition of treasury shares	(2,060,242)	(779,070)	(262,544)
Disposal of treasury shares	441,087	441,087	369,034

	216,412,898	217,694,070	218,138,543

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	449,901	399,680

	218,032,053	218,032,053	217,981,832

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period on common shares	~~W~~	245,464	933,035	301,451	770,548
Adjusted weighted average number of common shares outstanding		217,764,355	218,210,241	218,134,276	218,105,923

Diluted earnings per share (in won)	~~W~~	1,127	4,276	1,382	3,533

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2023 and 2022 is calculated as follows:

(In shares)	2023
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2023	218,032,053	218,032,053
Effect of treasury shares	(337,983)	106,490
Effect of share option	70,285	71,698

Adjusted weighted average number of common shares outstanding	217,764,355	218,210,241

(In shares)	2022
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2022	217,582,152	217,582,152
Effect of treasury shares	449,901	399,680
Effect of share option	102,223	124,091

Adjusted weighted average number of common shares outstanding	218,134,276	218,105,923

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,579	—	348,527	—	350,106
Financial instruments		256,214	—	79,368	—	335,582
Long-term investment securities(*)		236,166	1,098,146	—	—	1,334,312
Accounts receivable – trade		—	—	1,592,050	—	1,592,050
Loans and other receivables		264,662	—	685,396	—	950,058
Derivative financial assets		6,896	—	—	160,748	167,644

	~~W~~	765,517	1,098,146	2,705,341	160,748	4,729,752

(*)	The Company designated ~~W~~1,098,146 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated ~~W~~1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments, Continued
(2)	Financial liabilities by category as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	740,000	740,000
Debentures		—	6,410,504	6,410,504
Lease liabilities(*)		—	1,283,942	1,283,942
Accounts payable – other and others		—	3,923,444	3,923,444

	~~W~~	302,593	12,357,890	12,660,483

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	21,353	~~W~~	28,716	699,435	~~W~~	940,600
EUR	1,408		2,002	—		—
Others	—		344	—		—

		~~W~~	31,062		~~W~~	940,600

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign- currency debentures.

As of September 30, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,567	(2,567)
EUR		200	(200)
Others		34	(34)

	~~W~~	2,801	(2,801)

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed interest-bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2023, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~403,440 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2023 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2023, would change by ~~W~~300 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of September 30, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2023, would change by ~~W~~9,677 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The calculation of USD LIBOR which was previously used as the interest rate benchmark was suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate (“SOFR”).

The Company included fallback clauses into financial instruments relating to LIBOR to which calculation had not been suspended yet or changed their LIBOR directly to alternative interest rates before the calculation is suspended.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company completed discussion with the counterparty about including the fallback clauses as of September 30, 2023.

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

2)	Credit risk

The maximum credit exposure as of September 30, 2023 and December 31, 2022 is as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	350,032	1,217,467
Financial instruments		335,582	170,183
Long-term investment securities		—	900
Accounts receivable – trade		1,592,050	1,425,695
Contract assets		24,310	33,098
Loans and other receivables		950,058	1,039,894
Derivative financial assets		167,644	250,736

	~~W~~	3,419,676	4,137,973

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to financial asset’s carrying amounts as of September 30, 2023.

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	740,000	760,836	495,045	265,791	—
Debentures(*)		6,410,504	7,412,336	625,276	4,683,307	2,103,753
Lease liabilities		1,283,942	1,401,166	349,304	876,381	175,481
Accounts payable – other and others(*)		3,923,444	4,038,877	3,043,141	995,736	—

	~~W~~	12,357,890	13,613,215	4,512,766	6,821,215	2,279,234

(*)	The contractual cash flow is amount that includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	160,748	176,745	36,064	140,681	—

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2022.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023		December 31, 2022
Total liabilities	~~W~~	14,287,025	16,048,739
Total equity		10,572,469	10,383,382
Debt-equity ratios		135.13%	154.56%

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	765,517	—	522,456	243,061	765,517
Derivative hedging instruments		160,748	—	160,748	—	160,748
FVOCI		1,098,146	1,018,426	—	79,720	1,098,146

	~~W~~	2,024,411	1,018,426	683,204	322,781	2,024,411

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	740,000	—	732,723	—	732,723
Debentures		6,410,504	—	6,037,071	—	6,037,071
Long-term payables – other		1,255,131	—	1,271,404	—	1,271,404

	~~W~~	8,405,635	—	8,041,198	—	8,041,198

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2023 and December 31, 2022 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.68%
Borrowings and debentures	4.11% ~ 4.60%
Long-term payables – other	4.04% ~ 4.52%

2)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2023. The changes of financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Loss	Acquisition	Disposal	Balance as of September 30, 2023
Financial assets:
FVTPL	~~W~~	116,515	(23,065)	152,110	(2,499)	243,061
FVOCI		79,720	—	—	—	79,720

	~~W~~	196,235	(23,065)	152,110	(2,499)	322,781

Financial liabilities:
FVTPL	~~W~~	(302,593)	—	—	—	(302,593)

47

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized to which offset agreements are applicable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
	September 30, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	70,079	(70,079)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	71,722	(70,079)	1,643

(In millions of won)
	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 26 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates and others

(*)	As of September 30, 2023, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs

Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and Internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Telecom Americas, Inc.(*2)	Global AI Platform Corporation Korea Co., Ltd.	100.0	Software development and supply services
	Global AI Platform Corporation	100.0	Software development and supply services
Others(*3)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)

SK Telecom Americas, Inc., a subsidiary of the Company, newly established Global AI Platform Corporation Korea Co., Ltd. and Global AI Platform Corporation for the nine-month period ended September 30, 2023.

(*3)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	2023			2022
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	602	3,532	569	2,918
Defined benefit plan expense		158	846	208	613
Share option		933	1,596	508	1,089

	~~W~~	1,693	5,974	1,285	4,620

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)		For the period ended September 30, 2023
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	2,890	9,352	135,331	403,543	7,717	16,952

Subsidiaries	SK Broadband Co., Ltd.(*3)		39,564	263,523	147,885	452,465	763	958
	PS&Marketing Corporation(*4)		1,455	5,594	317,822	908,173	318	628
	SK O&S Co., Ltd.		780	2,423	63,107	183,610	14,411	27,895
	SK Telink Co., Ltd.(*5)		20,729	79,040	2,309	9,264	—	—
	SERVICE ACE Co., Ltd.(*6)		2,636	12,419	30,303	94,526	—	—
	SERVICE TOP Co., Ltd.(*7)		1,987	8,950	30,720	97,567	—	—
	SK Communications Co., Ltd.		382	1,038	1,266	2,346	476	1,527
	Others		1,612	3,940	7,783	22,519	199	236

			69,145	376,927	601,195	1,770,470	16,167	31,244

Associates	F&U Credit information Co., Ltd.		187	566	10,009	34,307	352	352
	SK USA, Inc.		—	—	2,916	6,580	—	—
	Daehan Kanggun BcN Co., Ltd.		2,649	7,770	—	—	—	—
	Others(*8)		—	6,865	5,625	5,625	—	750

			2,836	15,201	18,550	46,512	352	1,102

Others	SK Innovation Co., Ltd.		3,859	12,599	3,421	9,852	—	—
	SK Networks Co., Ltd.		257	837	2,730	8,887	—	—
	SK Networks Service Co., Ltd.		127	397	10,591	30,861	377	1,217
	SK Energy Co., Ltd.		346	1,202	17	254	—	—
	Content Wavve Corp.		3,514	10,898	21,932	62,954	—	—
	Happy Narae Co., Ltd.		33	106	1,252	4,493	18,338	44,278
	SK Shieldus Co., Ltd.		13,116	39,198	23,537	78,985	1,621	3,414
	Eleven Street Co., Ltd.		1,891	5,389	9,478	21,604	—	—
	SK Planet Co., Ltd.		1,343	4,508	18,988	58,826	756	3,654
	SK hynix Inc.		10,874	33,776	35	88	—	—
	Tmap Mobility Co., Ltd.		3,136	9,445	1,983	6,785	—	—
	Dreamus Company		1,134	3,823	18,381	58,754	—	—
	One Store Co., Ltd.		3,837	11,727	—	—	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,163	3,213	3,057	7,002
	Others		6,384	22,241	7,498	20,049	4,882	6,347

			49,851	156,146	122,006	365,605	29,031	65,912

		~~W~~	124,722	557,626	877,082	2,586,130	53,267	115,210

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~473,957 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.

(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2022
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,438	9,163	131,986	438,514	7,246	17,026

Subsidiaries	SK Broadband Co., Ltd.		32,821	90,957	143,789	425,066	1,304	2,206
	PS&Marketing Corporation(*3)		2,771	7,537	304,874	919,162	326	566
	SK O&S Co., Ltd.(*4)		725	5,293	73,220	189,607	13,899	30,297
	SK Telink Co., Ltd.(*5)		25,951	79,269	3,891	12,593	—	—
	SERVICE ACE Co., Ltd.(*6)		2,435	16,416	28,976	90,465	—	—
	SERVICE TOP Co., Ltd.(*7)		2,108	14,333	30,514	93,668	—	—
	SK Communications Co., Ltd.		340	1,014	1,089	2,608	142	1,175
	Broadband Nowon Co., Ltd.(*8)		—	13,725	—	—	—	—
	Others		1,056	2,952	5,656	16,265	82	331

			68,207	231,496	592,009	1,749,434	15,753	34,575

Associates	F&U Credit information Co., Ltd.		193	574	10,599	32,032	157	157
	SK USA, Inc.		—	—	1,297	3,495	—	—
	HanaCard Co., Ltd.(*9)		—	2,629	—	1,133	—	22
	Daehan Kanggun BcN Co., Ltd.		2,500	7,406	—	—	—	—
	Others(*10)		—	12,411	170	170	—	—

			2,693	23,020	12,066	36,830	157	179

Others	SK Innovation Co., Ltd.		3,480	8,710	3,437	9,960	—	—
	SK Networks Co., Ltd.		289	922	2,807	9,151	—	—
	SK Networks Service Co., Ltd.		264	609	11,231	31,511	697	1,470
	SK Energy Co., Ltd.		475	1,548	12	197	—	—
	Content Wavve Corp.		1,712	2,136	23,186	67,917	175	175
	Happy Narae Co., Ltd.		33	103	2,468	7,456	12,300	50,711
	SK Shieldus Co., Ltd.		7,266	17,182	27,243	77,195	1,604	5,136
	Eleven Street Co., Ltd.		2,181	6,809	3,174	15,086	—	—
	SK Planet Co., Ltd.		2,144	5,748	20,800	60,993	3,015	4,891
	SK hynix Inc.		13,434	32,122	10	62	—	—
	Tmap Mobility Co., Ltd.		3,551	10,259	1,174	3,723	548	548
	Dreamus Company		2,602	4,557	20,397	63,998	550	550
	One Store Co., Ltd.		4,216	12,224	1	1	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	888	1,457	2,347	6,418
	Others		7,763	19,912	6,959	18,421	5,239	8,089

			49,410	122,841	123,787	367,128	26,475	77,988

		~~W~~	123,748	386,520	859,848	2,591,906	49,631	129,768

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2023 and 2022 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~218,019 million of dividends paid by the Company.

(*3)	Operating expenses and others include ~~W~~468,190 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received.

(*9)	HanaCard Co., Ltd. was excluded from the related parties due to the disposal of shares for the nine-month period ended September 30, 2022, and the transactions above occurred before the disposal.

(*10)	Operating revenue and others include ~~W~~12,410 million of dividend income received from Korea IT Fund.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)		September 30, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,018	34,942

Subsidiaries	SK Broadband Co., Ltd.		—	57,442	248,251
	PS&Marketing Corporation		—	1,331	54,664
	SK O&S Co., Ltd.		—	20	39,569
	SK Telink Co., Ltd.		—	21,487	18,177
	SERVICE ACE Co., Ltd.		—	293	23,046
	SERVICE TOP Co., Ltd.		—	—	21,620
	SK Communications Co., Ltd.		—	2	8,351
	Others		—	1,283	23,451

			—	81,858	437,129

Associates	F&U Credit information Co., Ltd.		—	186	4,139
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,718	—
	SK USA, Inc.		—	—	1,446

			22,148	3,805	5,585

Others	SK hynix Inc.		—	4,481	172
	SK Planet Co., Ltd.		—	10,277	8,262
	Eleven Street Co., Ltd.		—	511	6,047
	One Store Co., Ltd.		—	590	14,073
	SK Shieldus Co., Ltd.		—	12,343	22,130
	SK Innovation Co., Ltd.		—	1,094	27,477
	SK Networks Co., Ltd.		—	189	32,928
	SK Networks Services Co., Ltd.		—	—	7,104
	SK RENT A CAR Co., Ltd.		—	98	14,387
	Incross Co., Ltd.		—	2,043	1,507
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	346
	Mintit Co., Ltd.		—	6,164	—
	Happy Narae Co., Ltd.		—	—	460
	Content Wavve Corp.		—	1,570	7,670
	Dreamus Company		—	349	8,938
	Others		—	3,860	4,654

			—	43,569	156,155

		~~W~~	22,148	130,250	633,811

(*1)	As of September 30, 2023, the Company recognized loss allowance for the entire balance of accounts receivable – trade.
(*2)	As of September 30, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc.		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Co., Ltd.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million for accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of new and disposed investments in subsidiaries, associates and joint ventures for the nine-month period ended September 30, 2023 are as presented in Note 8.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~282,702 million and ~~W~~357,467 million as of September 30, 2023 and December 31, 2022, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2023, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Gain on foreign currency translations	~~W~~	(805)	(924)
Interest income		(25,288)	(20,776)
Dividends		(200,406)	(49,637)
Gain relating to investments in subsidiaries, associates and joint ventures, net		—	(97,863)
Gain relating to financial instruments at FVTPL		(78,777)	(18,401)
Gain on disposal of property and equipment and intangible assets		(15,035)	(9,900)
Gain on sale of accounts receivable – other		—	(1,043)
Other income		(1,422)	(4,715)
Loss on foreign currency translations		204	488
Bad debt for accounts receivable – trade		20,884	14,387
Bad debt for accounts receivable – other		3,976	1,543
Loss relating to financial instruments at FVTPL		23,581	164
Depreciation and amortization		2,123,516	2,123,038
Loss on disposal of property and equipment and intangible assets		3,064	4,840
Loss on sale of accounts receivable – other		48,595	23,212
Interest expense		244,263	194,864
Expense related to defined benefit plan		41,116	38,429
Bonus paid by treasury shares		20,420	24,007
Share option		2,828	77,176
Income tax expense		246,385	318,067
Other expenses		(5,389)	15,388

	~~W~~	2,451,710	2,632,344

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Accounts receivable – trade	~~W~~	(186,749)	(55,549)
Accounts receivable – other		17,364	(12,925)
Advanced payments		26,411	(6,452)
Prepaid expenses		31,874	(14,304)
Inventories		(17,034)	(9,683)
Long-term accounts receivable – other		33,919	57,666
Long-term prepaid expenses		—	18,909
Guarantee deposits		(6,968)	2,374
Contract assets		8,789	(3,050)
Accounts payable – other		(190,889)	(165,477)
Withholdings		118,242	92,794
Deposits received		4,680	(4,277)
Accrued expenses		40,315	20,866
Plan assets		(6,257)	(9,362)
Retirement benefits payment		(22,480)	(16,393)
Contract liabilities		(23,881)	(4,319)
Others		(2,142)	(2,391)

	~~W~~	(174,806)	(111,573)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2023		September 30, 2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(548,910)	(605,983)
Increase of right-of-use assets		205,869	291,538
Transfer from property and equipment to investment property		4,437	16,788

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SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,031,526	1,021,864	1,021,864	5,329,788

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.
(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in the nine- month period ended September 30, 2023	Total
Beginning	—	—	306,575	306,575
Allocation at no cost	1,031,526	1,223,008	1,031,526	3,286,060
Purchase	—	204,761	—	204,761
Surrendered or shall be surrendered	(1,051,380)	(1,121,194)	(1,227,222)	(3,399,796)
Borrowed	19,854	—	—	19,854

Ending	—	306,575	110,879	417,454

(3)	As of September 30, 2023, the estimated annual greenhouse gas emissions quantities of the Company are 1,227,222 tCO2-eQ.

61

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2023 and 2022 (Unaudited)

33.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 25, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~179,623 million)
Dividend rate	1.63%
Record date	September 30, 2023
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than November 15, 2023.

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